UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

18 November 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

18 November 2024

2024 Chilean Copper Site Tour

BHP will be hosting an investor and analyst site tour on 18 November 2024 – 21 November 2024 to provide an update on our Chilean copper business, Chilean copper growth strategy and the outlook for the copper market.

A copy of the presentation materials is attached.

The presentation slides will be available on BHP’s website at: https://www.bhp.com/investors/presentations-events/presentations-and-briefings

Further information on BHP can be found at: bhp.com

Authorised for release by Stefanie Wilkinson, Group General Counsel and Group Company Secretary

Contacts

Media	Investor Relations

media.relations@bhp.com	investor.relations@bhp.com

Australia and Asia	Australia and Asia

Josie Brophy	John-Paul Santamaria
+61 417 622 839	+61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa

Gabrielle Notley	James Bell
+61 411 071 715	+44 7961 636 432

North America	Americas

Megan Hjulfors	Monica Nettleton
+1 403 605 2314	+1 416 518-6293

Latin America

Renata Fernandez
+56 9 8229 5357

BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Level 18, 171 Collins Street Melbourne Victoria 3000 Australia

Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

2024 Chilean copper site tour Brandon Craig President Minerals Americas 18 November 2024 Escondida

Disclaimer Forward-looking statements This presentation contains forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements other than statements of historical or present facts, including: statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; global market conditions; guidance; reserves and resources and production forecasts; expectations, plans, strategies and objectives of management; our expectations, commitments, targets, goals and objectives with respect to social value or sustainability; climate scenarios; approval of certain projects and consummation of certain transactions; closure, divestment, acquisition or integration of certain assets, operations or facilities (including associated costs or benefits); anticipated production or construction commencement dates; capital expenditure or costs and scheduling; operating costs, and supply of materials and skilled employees; anticipated productive lives of projects, mines and facilities; the availability, implementation and adoption of new technologies; provisions and contingent liabilities; and tax, legal and other regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘ambition’, ‘aspiration’, ‘goal’, ‘target’, ‘prospect’, ‘project’, ‘see’, ‘anticipate’, ‘estimate’, ‘plan’, ‘objective’, ‘believe’, ‘expect’, ‘commit’, ‘may’, ‘should’, ‘need’, ‘must’, ‘will’, ‘would’, ‘continue’, ‘forecast’, ‘guidance’, ‘outlook’, ‘trend’ or similar words. These statements discuss future expectations or performance, or provide other forward-looking information. Forward-looking statements are based on management’s expectations and reflect judgements, assumptions, estimates and other information available as at the date made. BHP cautions against reliance on any forward-looking statements. These statements do not represent guarantees or predictions of future financial or operational performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. For example, our future revenues from our assets, projects or mines described in this presentation will be based, in part, on the market price of the commodities produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. In addition, there are limitations with respect to scenario analysis, including any climate-related scenario analysis, and it is difficult to predict which, if any, of the scenarios might eventuate. Scenario analysis is not an indication of probable outcomes and relies on assumptions that may or may not prove to be correct or eventuate. Other factors that may affect the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and deliver the products extracted to applicable markets; the impact of economic and geopolitical factors, including foreign currency exchange rates on the market prices of the commodities we produce and competition in the markets in which we operate; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes and royalties or implementation of trade or export restrictions; changes in environmental and other regulations; political or geopolitical uncertainty; labour unrest; weather, climate variability or other manifestations of climate change; and other factors identified in the risk factors discussed in section 8.1 of the Operating and Financial Review (OFR) in the BHP Annual Report 2024 and BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Presentation of data Unless expressly stated otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the year ended 30 June 2024 compared with the year ended 30 June 2023; total operations refers to the combination of continuing and discontinued operations; continuing operations refers to data presented excluding Petroleum from the 2021 financial year onwards; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100% basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium term refers to a five-year horizon, unless otherwise noted. Throughout this presentation, production volumes and financials for the operations from BHP’s acquisition of OZ Minerals Limited (OZL) during FY2023 are for the period of 1 May to 30 June 2023, whilst the acquisition completion date was 2 May 2023. Unless expressly stated otherwise, information and data in this presentation related to BHP’s social value or sustainability position or performance does not reflect BHP’s acquisition of OZL nor BHP’s interest in non-operated assets. Due to the inherent uncertainty and limitations in measuring greenhouse gas (GHG) emissions under the calculation methodologies used in the preparation of such data, all GHG emissions data or references to GHG emissions (including ratios or percentages) in this presentation are estimates. Emissions calculation and reporting methodologies may change or be progressively refined over time resulting in the need to restate previously reported data. There may also be differences in the manner that third parties calculate or report GHG emissions compared to BHP, which means that third-party data may not be comparable to our data. For information on how we calculate our GHG emissions, refer to the BHP GHG Emissions Calculation Methodology 2024, available at bhp.com. Numbers presented may not add up precisely to the totals provided due to rounding. All footnote content (except in the Annexures) is contained on slide 81 and 82. Non-IFRS information We use various Non-IFRS information to reflect our underlying performance. For further information, the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, please refer to section 10 ‘Non-IFRS financial information’ in the BHP Annual Report 2024. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities or a solicitation of any vote or approval, in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this presentation, the terms ‘BHP’, the ‘Company, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ourselves’ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to note 30 ‘Subsidiaries’ of the Financial Statements in the BHP Annual Report 2024 for a list of our significant subsidiaries. Those terms do not include non-operated assets. This presentation covers BHP’s functions and assets (including those under exploration, projects in development or execution phases, sites and operations that are closed or in the closure phase) that have been wholly owned and operated by BHP or that have been owned as a joint venture1 operated by BHP (referred to in this presentation as ‘operated assets’ or ‘operations’) during the period from 1 July 2023 to 30 June 2024, unless otherwise stated. BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this presentation as ‘non-operated joint ventures’ or ‘non-operated assets’). Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless expressly stated otherwise. 1. References in this presentation to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset. 2024 Chilean copper site tour 18 November 2024 2

A winning strategy We have an enduring competitive advantage when it comes to copper Copper is an attractive commodity positively leveraged to global megatrends Resilient long-term portfolio of copper assets Set to create Excellence in operations and delivering on our growth potential value for our stakeholders Consistent margins from our Chilean assets and disciplined allocation of capital Differentiated approach to social value 2024 Chilean copper site tour 18 November 2024 3

Minerals Americas: a winning portfolio

A focus on safely and more sustainably delivering exceptional operational performance and growing production



Canada
Jansen Potash
United States
Resolution Copper
Ecuador
Antamina
Carajás
Peru
Samarco
Cerro Colorado
Spence
Escondida
Chile
Josemaria
Filo del Sol
Copper
Copper exploration
Iron Ore
Potash
Non-operated joint venture

Copper, potash and iron ore operations and projects in 7 countries

Copper

- A world class copper business in Chile and Peru with growth
- Filo transaction secures position in an emerging copper district[1]
- Resolution project and exploration offer longer term copper optionality

Potash

- Set to become a low-cost potash producer with growth optionality

Iron ore

- Samarco operations set to double production

2024 Chilean copper site tour
18 November 2024
4
BHP

BHP Chilean copper snapshot Operating for over 30 years in Chile. A pre-eminent copper producer, with significant contribution to the country 27% US$9.4 bn of total Chilean copper production total economic contribution2 to Chile in FY24 ~16,000 workforce 100% of which ~6,000 are employees (42% female; 10% Indigenous) renewable electricity and >90% desalinated water use at our operations 2024 Chilean copper site tour 18 November 2024 5

Safety is our most important priority Empowering our workforces through culture, systems and controls Safety is integrated into how we operate Improving trends in high-potential injury (HPI) data in Chile (HPI events) (HPI per million exposure hours) 45 0.40 Field Leadership Enabling a culture of care, standard setting and supporting risk control verification 0.30 30 0.20 Fatality Elimination Program Asset-based fatality risk control implementation plans aimed at 15 eliminating fatalities at operations by having effective controls 0.10 0 0.00 BHP Operating System (BOS) Empowering our workforce to adopt best practices and standards HPI events (count of persons injured) HPI frequency Fatality 2024 Chilean copper site tour 18 November 2024 6

Our Chilean business is globally significant Since 1990 we have produced 38 Mt of copper in Chile, representing over 7% of global copper mine production3 Chilean copper business is significant and larger than competitors’ mines4 N (CY23 copper production, kt) 1,400 1,200 1,000 800 600 400 200 0 VerdeNorte Kakula Norilsk Grasberg—Morenci Teniente Escondida Collahuasi Cerro Antamina Buenavista KamoaEl Pampa Non-operated JV Competitors 2024 Chilean copper site tour 18 November 2024 7

A consistently high-performing business Quality of asset base and focus on cost control has enabled strong cashflow and returns over time Consistently high EBITDA margin averaging 58% over 20 years5 BHP’s strategy to increase copper exposure is delivering5 (EBITDA, US$ bn) (EBITDA margin, %) (EBITDA, % of BHP Group) 12 90 35 10 75 28 8 60 21 6 45 14 4 30 7 2 15 0 0 0 FY19 FY20 FY21 FY22 FY23 FY24 BHP copper as a % of Group Underlying EBITDA Escondida Pampa Norte Combined EBITDA margin Chile copper as a % of Group Underlying EBITDA 2024 Chilean copper site tour 18 November 2024 8

Our strategy reflects our competitive advantages We are leveraging our strengths to deliver growth in Chile Geology Operational Social value and Growth options & resource excellence sustainability Consistent and Four pathways across Integrated into our World’s largest reliable new and existing approach and copper resource6 performance facilities decision making 26 Bt at Escondida, Through continuous Expansion options supported Ceased extracting 2 Bt at Spence and improvement we are by latent capacity in power, groundwater at Escondida; 2 Bt at Cerro Colorado meeting guidance and water and infrastructure Escondida and Spence delivering to plan are using 100% renewable power 2024 Chilean copper site tour 18 November 2024 9

Geology & resource: an advantaged position for growth Largest copper mineral resource globally with significant installed infrastructure Chile a significant portion of BHP’s copper resources7 (Copper contained, Mt) (Cu grade, %) Scale provides multiple benefits 200 1.0 Excludes Josemaria, Filo del Sol and NOJVs • Simpler to manage, with fewer but larger assets 160 0.8 • Potential to leverage installed infrastructure and workforce 120 0.6 • Geological knowledge, drives lower technical risk and uncertainty 80 0.4 • Significant low-risk brownfield optionality 40 0.2 • Ability to deploy technology over time • Commitment to building win-win relationships with stakeholders 0 0.0 1 2 3 456 7 8 9 Competitor Competitor Competitor Competitor Competitor Competitor Competitor Competitor Competitor BHP Chilean assets including Escondida with ~26 Bt of resource @ 0.53% Cu BHP grade BHP ex-Chile (excludes Josemaria, Filo del Sol and NOJVs) Competitor grade Competitors 2024 Chilean copper site tour 18 November 2024 10

Operational excellence: a relentless pursuit We have a differentiated approach that has delivered stable and improving performance and a strong base for growth Technology People & Digital enablement supporting value creation Inclusive, high-performance culture strategy culture Safer BHP Centres of Deep technical capability and skills Lower cost Operating Operational excellence Excellence System More reliable More productive Global Standard Deeper capability and scale benefits functional operational Management effectiveness model design 2024 Chilean copper site tour 18 November 2024 11

Growth options: delivering Chilean copper growth

We have narrowed our studies to four main pathways for growth

The number of options we are assessing has been reduced…


24 projects originated
18 projects advanced
10 projects across 4 pathways
~70% Escondida projects
~30% Pampa Norte projects
~75% Escondida projects
~25% Pampa Norte projects
FY21
FY23
FY24

…to an attractive set of options across four main pathways


Concentrator strategy
Existing facilities
New facilities
Leaching strategy
Existing facilities
New facilities

2024 Chilean copper site tour
18 November 2024
12
BHP

Maintaining our position in Chile

A program of high-quality projects leveraging existing infrastructure and delivering production growth

Chilean copper indicative production shows potential pathway to offset decline
(Copper production, Mtpa)


Recent performance
Market guidance
Production decline
Existing facilities
New facilities
Further potential
Based on mid-point of guidance ranges
Escondida grade decline and increased ore hardness, oxide depletion at Spence; partially offset by Los Colorados extension and leaching options at Spence
Laguna Seca expansion; Spence throughput and recovery increase; Escondida and Pampa Norte leaching options
Escondida new concentrator
Leaching (BHP and third-party technology); Cerro Colorado phase 2
1.3
1.5
~1.2
~1.4
FY20 - FY24 average
FY25 - FY26 average
Decline
FY27 - FY30 average
FY31 – FY40 average
Further upside

Escondida growth program[8]

Attractive indicative IRR
15 – 19%
Annualised rate of return

Competitive capital intensity
US$19 – 26k/t
Capital intensity (CuEq)

2024 Chilean copper site tour
18 November 2024
13
BHP

Sequencing to manage capital profile Healthy competition for capital both in Chile and across BHP globally via our Capital Allocation Framework Our compelling pipeline of copper projects will compete for capital Capital Allocation Framework remains core to BHP Portfolio Chilean copper Copper SA Operating Capital Brownfield projects across Potential staged expansion productivity productivity concentrators and leaching to unlock value technologies Net operating cash flow Maintenance and decarbonisation capital Strong balance sheet Filo del Sol and NOJV options Minimum 50% payout ratio dividend Josemaria1 Potential growth from Excess cash Greenfield development Antamina and Resolution project in an emerging Additional Organic Acquisitions/ copper district Balance sheet Buy-backs dividends development (Divestments) 2024 Chilean copper site tour 18 November 2024 14

BHP at the forefront of the sector's sustainability efforts

Facilitated region's move to renewable power, positioning operations for further electrification

FY05 - FY11: 100% thermal coal power

- Highly concentrated market
- Supply risk

BHP response

- **Develop new gas fired generation**

FY12 - FY16: Break status-quo

- Increase in power demand
- Development of LNG terminals

BHP response

- **Induce competition through Kelar natural gas power station and access to spot market**

FY17 - FY19: First wave of optimisations

- Grid interconnection
- Increase in renewable penetration
- Power consumption increase triggered by growth and move to desalinated water

BHP response

- **Early termination of coal fired PPAs**
- **Signed renewable PPAs[9]**

FY20 +: Next wave of optimisations

- Mine electrification opportunities
- Power consumption to further increase

BHP response

- **Exploring Behind the Meter solar generation and storage**
- **Potential new renewable PPAs**

Significant change to move to renewable power: Escondida and Spence account for ~9% of total Chilean power demand

2024 Chilean copper site tour
18 November 2024
15
BHP

A clear strategy for decarbonisation in Chile Plans to eliminate Scopes 1 and 2 emissions are well underway. Progress from here will be uneven Scope 2: Electricity Scope 1: Diesel consumption First challenge was to secure renewable electricity, reducing Next challenge is to displace diesel consumption through: ~75% of our operational emissions, enabling electrification • Integrated workplan with Original Equipment Manufacturers (OEMs) with potential trial tests in Chile • Strategic partnerships and industry collaboration with technology companies, government institutions and power generation companies emissions • Maintain optionality by progressing studies of less mature technologies Baseline Boiler Diesel Displacement Renewable energy PPAs, 7 TWh/y of power Ancillary Bridging solutions for haul trucks On-site intermittent solutions Equipment Net-zero haul trucks On-site 24/7 coupled with new renewable PPAs Conveyance System 2020 2050 Scope 1 – Others Indicative timeframe for delivery 2020 2030 2050 2020 2030 2040 2050 2020 2030 2050 2024 Chilean copper site tour 18 November 2024 16

BHP Chile Copper site tour: 3 days at a glance



Calama
DAY 3
Spence
San Pedro de Atacama
Sierra Gorda
SALAR DE ATACAMA
Baquedano
Antofagasta
Edicorp
DAY 1
You are here
DAY 1
Escondida Coloso port
Santiago (1300 km)
DAY 2
Escondida Mine

Meet the team

DAY 1



Brandon Craig
President
Minerals Americas



Laura Whitton
Head of Copper
Commodity Strategy



René Muga
VP Corporate Affairs
Latin America



Frances Summerhayes
VP Finance
Minerals Americas



Adam Favero
VP Development and
Strategic Services



Pedro Correa
VP Projects
Minerals Americas

DAY 2



Alejandro Tapia
President
Escondida

DAY 3



Cristian Sandoval
President
Pampa Norte

2024 Chilean copper site tour
18 November 2024
17
BHP

Copper market view Laura Whitton Head of Commodity Strategy | Copper and Potash BHP Insights: how copper will shape our future

Portfolio positively leveraged to megatrends BHP is positioned to compete in a complex, but opportunity-rich environment Traditional demand Decarbonisation Portfolio Attractive fundamentals Demand amplification, rising material intensity Population growth Climate-positive land use Urbanisation Decarbonising power Copper Industrialisation Electrifying transport Living standards Electrifying buildings Capital stock turnover Decarbonising industry Iron ore $ Cost competitiveness Supply headwinds $ $ Steeper cost curves, opportunity for best operators Tighter balances, durable inducement pricing Steelmaking coal End-to-end logistics Lack of new discoveries Economies of scale Changing societal expectations Operational decarbonisation Grade decline Operational productivity Regulatory uncertainty Potash Managing labour challenges Geopolitical risk 2024 Chilean copper site tour 18 November 2024 19

Copper has multiple sources of increasing demand Near term global energy transition trends and data centres are adding to ‘traditional’ fundamentals playing out ‘Traditional’ economic growth Energy transition Digital Developed EVs Data centres Mature stock, mainly replacement demand Electrification of industry 5G China Wind Internet of Things Solar Artificial intelligence Stock-in-use only half of US, still room for growth Grid storage Blockchain Developing Grid augmentation Relatively low stock-in-use, strong demand growth 2024 Chilean copper site tour 18 November 2024 20

Long-term trends remain compelling Demand is broad based and shows strong growth even with expected substitution and thrifting Copper demand projected to grow ~70% through to 2050… …an average of ~2% per year10 (Copper semis end-use demand by key theme, Mt) (Copper demand by end-use sector, indexed to 2021) Growth in emerging Copper intensity of Emerging growth, Transport Consumer demand ~1.7x regions, renovation power infrastructure advanced stability electrification grows as living 60 in developed to rise mega-trend standards rise 400 9.1 Mtïƒ† 12.6 Mt 5.5 Mtïƒ† 9.3 Mt 3.0 Mtïƒ† 4.6 Mt 3.4 Mtïƒ† 11.0 Mt 9.4 Mtïƒ† 15.0 Mt 50 300 40 200 30 20 100 2021-2050 10 1.0% 1.75% 1.5% 4.0% 1.5% CAGR 0 Construction Power Capital goods Transport Consumer / 0 infrastructure Other Demand 2021 Economic growth Energy transition Digital thrifting Demand 2035 Economic growth Energy transition Digital thrifting Demand 2050 Theme Substitution/ Substitution/ x-axis scale: 2021 2050 Note: CAGR – compound annual growth rate. 2024 Chilean copper site tour 18 November 2024 21

No denying impressive growth in copper mine supply

In the past 30 years primary supply has grown rapidly, particularly in Latin America

...primarily from Latin America, Africa and Asia Pacific[11]
(Primary copper supply by region, Mt)



25
20
15
10
5
0
1900
1910
1920
1930
1940
1950
1960
1970
1980
1990
2000
2010
2020
Africa
• Underinvestment and civil unrest led to collapse in production late1990s to early 2000s
• Production has recovered in the past decade, backed largely by Chinese investment
Asia Pacific
• Growth from multiple projects across the region - Australia, Indonesia, PNG and Mongolia
• Chinese domestic copper production included
Latin America
• After nationalising its copper industry in the 1970s, Chile reopened for international investment in the 1980s and adopted pro-mining policies
• Wave of new copper mines developed in the 1990s
• Rapid deployment of SxEw (solvent extraction and electrowinning) in the 1990s
• Incremental growth post 2010s, mainly from Peru
Latin America
North America
Africa
Europe
Asia Pacific
Middle East
Russia and the Caspian

2024 Chilean copper site tour
18 November 2024

22

BHP

Latin America a key region for mine supply growth Other regions growing include Africa and Asia-Pacific, but Latin America expected to deliver the largest new supply Primary copper supply12 Russia + 20 (Mtpa) 20 Caspian Europe Total current supply 10 Total current supply 2.0 Mtpa 1.1 Mtpa 10 0 20 Active mines North America 2000 2010 2020 2030 2040 Active mines 0 43 Total current supply 17 2000 2010 2020 2030 2040 2.3 Mtpa 10 Active mines 20 61 0 Middle East 2000 2010 2020 2030 2040 Total current supply 0.4 Mtpa 10 Active mines 0 5 2000 2010 2020 2030 2040 Africa 20 Current operations and sanctioned projects Total current supply 10 Probable and possible supply sources 20 3.6 Mtpa Latin America Low maturity full potential – Africa Total current supply Active mines 0 8.8 Mtpa 10 51 2000 2010 2020 2030 2040 Active mines 0 20 Asia-Pacific (incl. China) 129 2000 2010 2020 2030 2040 Total current supply 4.0 Mtpa 10 Active mines 0 30 2000 2010 2020 2030 2040 2024 Chilean copper site tour 18 November 2024 23

Industry likely to disappoint on forecast primary supply Many “possible” projects have yet to satisfy all requirements for investment so are unlikely to come to market as forecast Primary copper supply and demand13 (Mt) Longer term primary copper demand growth slowing 40 due to increasing secondary supply, but declining supply still requires inducement of new mines 35 30 25 10 Mtpa 20 15 10 New sources of supply 5 Significant additional supply required from late 2020s for requiring investment post 2030 which funding not yet secured 0 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 Current operations and Lifetime extensions Probable brownfield Probable greenfield Possible brownfield Possible greenfield BHP demand forecast sanctioned projects 2024 Chilean copper site tour 18 November 2024 24

Today’s mines are getting older and lower grade Currently operating mines are working harder for longer More than half of mines operating in 2023 are >20 years old14 Grade decline has been a consistent long-term trend15 (Start dates of mines operating in 2023 versus 2023 copper grade, %) 1.40 Forecast 1.20 19% 0-10 years 25% 1.00 11-20 years 6% 0.80 21-30 years 31-40 years 0.60 12% 41-50 years ~40% 24% decline 50+ years 0.40 14% 0.20 0.00 1991 1994 1997 2000 2003 2006 2009 2012 2015 2018 2021 2024 2027 2030 2024 Chilean copper site tour 18 November 2024 25

Steady increase in project capital intensity Brownfield projects face fewer risks in execution, but likely to see similar cost profile to greenfield projects Latin American sanctioned project capital intensity has moved up over time16 (US$/tpa copper equivalent, real 2024) 60,000 25 projects 4 projects 10 projects 2 projects Brownfield: US$14,000/tpa Brownfield: US$14,300/tpa Brownfield: US$23,200/tpa Brownfield: US$32,900/tpa Greenfield: US$26,000/tpa Greenfield: US$20,200/tpa Greenfield: US$21,800/tpa 50,000 +65% 40,000 Brownfield capital intensity 30,000 20,000 10,000 2010 2015 2020 2025 2030 Brownfield Greenfield 2024 Chilean copper site tour 18 November 2024 26

Greenfield projects facing multiple challenge A continual pattern of delays highlights risks to delivery of forecast greenfield volumes Large segment of greenfield volumes continue to be delayed, and even those that get approved take 17 years from discovery to first production17 (Copper production capacity, Mtpa) 6 Given the consistent pattern of delay on large, challenging projects, 5 we apply a risking adjustment to this supply, resulting in reduction of 0.5 to 1 Mtpa from the early 2030s against industry estimates. 4 3 2 1 0 2016 2018 2020 2022 2024 2026 2028 2030 2032 2034 2036 2038 2040 2014 dataset 2016 dataset 2018 dataset 2020 dataset 2022 dataset 2023 dataset BHP adjustment 2024 Chilean copper site tour 18 November 2024 27

Technology options continue to advance Developments gaining pace but unlikely to solve significant forecast deficits Operating productivity Deconstraining Method substitution Sulphide leaching improvements existing operations of high-cost supply Potential • Automation • Multiple in development across • Grind-circuit roughing • Combined leaching and technologies • Machine learning major producers and emerging • Coarse particle flotation concentrator optimisation • Catalytic technology technology groups • Fine particle comminution • Mill circuit preconditioning Potential • Increased annual production • Increased supply volumes • Increased processing throughput • Combined leaching and impact to volumes • Requires tailored approach at mine and metal recoveries concentrator optimisation supply • A.I. in processing metallurgy level to unlock additional volumes • Reduces energy consumption • Alternative ways to stage has the potential to increase • No one single technology for all per t/Cu development using potential recovery orebodies • Potential application on tailings modularisation in leaching • Automation to improve productivity • Potential to lower operational cut- and uneconomic ore technology • Catalytic technology to increase off grade (operation specific) recoveries from existing leaching • Lower water usage and tailings operations risk than current flotation • By-product losses may offset gains Estimated • Incremental from now • Incremental from now, 2035 • Incremental from now • 2035 onwards Timing onwards for major gains 2024 Chilean copper site tour 18 November 2024 28

Capturing the copper opportunity To win, companies must adapt to and manage complexity and maintain a strong balance sheet and social value credentials The opportunity… ~70% demand growth through to 2050 ‘Traditional’ economic growth Energy transition Digital …how to capture it Technical Environmental Social Legal Winning copper projects will be those that can meet multiple challenges Marketability Economic Financing 2024 Chilean copper site tour 18 November 2024 29

Chilean context and social value René Muga Vice President Corporate Affairs Latin America Santiago

A stable country for investment Chile has robust institutions underpinning a longstanding market economy st 1 South American country to join the OECD Favourable investment framework 1st 2nd 2nd place in Latin America—best in region on political lowest levels of corruption 2024 IMD World rights, civil liberties—in the region –competitiveness ranking Freedom House Org. Transparency International La Moneda Palace, Santiago • Two attempts to rewrite the Constitution rejected by majority • Elections for President and parliament due in November 2025 2024 Chilean copper site tour 18 November 2024 31

Macro fundamentals remain robust Post economic instability due to the pandemic and social unrest, inflation continues to moderate as economic growth recovers GDP growth recovering as inflation normalises20 Chile has stable and reliable monetary and fiscal policies (Chilean GDP and inflation YoY change, %) 15 3% 10 2.25—2.75% inflation 5 GDP growth range expected in 202419 Targeted by Q1 202618 0 Low risk (5) (10) Sovereign debt rating by Moody’s, Fitch Rating, and S&P 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024e GDP growth YoY inflation 2024 Chilean copper site tour 18 November 2024 32

Chile is an attractive destination for copper investment Mining is expected to remain a significant driver of private investments Investments are beginning to recover and stabilise21 Private investors are showing confidence in Chile’s economic path22 (Gross fixed capital formation by component, US$ bn) (Estimated annual private investments from 2024 to 2027 by sector, US$ bn) 25 50 20 40 15 30 Mining 10 20 +60% 5 10 0 0 2017 2018 2019 2020 2021 2022 2023 2024 Estimated in June 2023 Estimated in June 2024 Total Gross Fixed Capital Formation Mining Public works Energy Real estate Technology Other Construction and Other Works Machinery and Equipment 2024 Chilean copper site tour 18 November 2024 33

New royalty structure brings certainty

Royalty bill passed in 2023 now in place, Government expects it to raise as much as 0.45% of Chilean GDP

Royalty structure

Ad valorem component over gross revenue	Margin component	Cap on mining tax burden
1%	8-26%	46.5%

- Mining industry average effective tax rate increased from the historical ~40% to ~46%
- Tax stability agreements are honoured
  - Escondida agreement expired in CY23
  - Spence has an agreement in place until CY32
  - Excellent consultation between mining industry and government


Escondida

2024 Chilean copper site tour
18 November 2024
34
BHP

Permitting reform discussion underway Congress is discussing two different bills to streamline permitting processes In January 2024 the Executive submitted two bills to Congress to reform the permit system • Reform to the Environmental Assessment System (SEIA Reform) • Reform to the Sectoral Permits System The Executive’s goal is to reduce permit processing times by ~30% BHP is actively participating in this debate • International benchmarking report shared with relevant authorities • Direct engagement with relevant Government officials and congress members Escondida 2024 Chilean copper site tour 18 November 2024 35

Social value

Delivering on our framework with tangible results across Chile

Our social value framework

Decarbonisation	Healthy environment	Indigenous partnerships	Safe, inclusive and future ready workforce	Thriving, empowered communities	Responsible supply chains
Operational GHG emissions	Contributing to resolution of shared water challenges	Building relationships based on trust, respect and mutual benefit	Enhancing safety, diversity, capability and wellbeing	Contributing to long-term prosperity and resilience	Supporting ethical, sustainable and transparent supply chains
100% renewable electricity at Escondida and Spence	**> 90%** desalinated water	**10%** Indigenous employee representation for FY24	**> 40%** female employee participation for FY24, achieving gender balance[23]	**> US$1 bn** overall local spend for FY24	**Copper Mark Certification** for Escondida and Spence since 2021

2024 Chilean copper site tour
18 November 2024
36

BHP

Investing in Indigenous peoples in Chile

Building long-term relationships based on deep respect for distinct cultures, rights, perspectives and aspirations

Indigenous peoples around our operations

- Escondida has an Indigenous partnership strategy
  - Five Indigenous communities of Borde Sur: Peine, Talabre, Socaire, Camar and Toconao
- Pampa Norte
  - Six Indigenous communities at Cerro Colorado
  - Have not identified Indigenous communities near Spence

Relationship health assessment results (FY24): Chile[24]


2.7
Past
4.5
Present
6.6
Future

Taking a multi-faceted approach

- **Social and economic development support**
  - Economic empowerment for Indigenous entrepreneurs
  - Educational programs, scholarships, STEM courses
  - Cultural projects
- **Employment:** Escondida and Pampa Norte surpassed their FY25 Indigenous employment participation aspirations of 10%, one year ahead of plan
- **Procurement:** >US$18 m spent with Indigenous-owned Chilean businesses in FY24
- **Relationship health[24]:** The six Chilean Indigenous communities that provided feedback indicated they had seen modest improvement in relationship health with BHP from the past to the present and were more optimistic in their view on the future

2024 Chilean copper site tour
18 November 2024
37
BHP

Financial performance Frances Summerhayes Vice President Finance Minerals Americas Escondida

Chile copper: A significant business performing strongly A large, high quality business with consistent returns and contribution to BHP Chile generates significant EBITDA…and healthy returns25 Consistent EBITDA margins averaging ~58% over last 20 years (EBITDA margin, %) 90 80 $5.6 bn 22% 70 60 EBITDA p.a. 5-year average 5-year average ROCE 50 40 Contributes ~78% of BHP Group Copper EBITDA 30 (FY24 operational Copper EBITDA, %) 20 4% 10 0 18% Escondida FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19 FY20 FY21 FY22 FY23 FY24 Pampa Norte Escondida EBITDA margin Pampa Norte EBITDA margin 11% Copper SA 20 year average EBITDA margin 67% NOJV / Other 2024 Chilean copper site tour 18 November 2024 39

Proven cost discipline in an inflationary environment

Through our operational excellence and relentless focus on cost control we have managed the challenges

Market drivers have been highly inflationary…

Chilean mining wage inflation	Diesel
42%↑ vs. FY20 CLP	**106%↑** vs. FY20 CLP

Explosives	Power[27]
102%↑ vs. FY20 CLP	**26%↑** vs. FY20 CLP

…and yet cost control has been strong vs. competitors

Average Chilean copper competitors unit cost[26]

56%↑ vs. CY20 USD

Escondida unit cost[28]

44%↑ vs. FY20 USD

Labour remains a key source of inflationary pressure

(FY24 Escondida operational cash cost split, %)



24%
30%
15%
30%
Labour and contractors
Consumables
Fuel and power
Services and other

2024 Chilean copper site tour
18 November 2024
40
BHP

Productivity is our biggest value lever Delivered ~US$4 bn of productivity benefits across Chilean copper since FY20 Driving a stable cost base at Escondida over the long run… Improved labour (Escondida unit cost US$/lb vs. Chilean inflation) productivity across 2.00 Unit costs 17% lower thanðŸ …10% Chile copper FY10 inflation adjusted operations since 1.50 People FY2229 1.00 0.50 0.00 Higher performance in FY10 FY12 FY14 FY16 FY18 FY20 FY22 FY24 first 6 months vs. Cash cost (net)/pound US$ FY10 Cost (rebased) AutomationðŸ …6% comparison site30 … and competitive cost position32 (C1 + Sustaining cost curve 2025, Cu US$/lb real 2024) Increase in external 6.00 spend managed at a 5.00ðŸ …67% Global level since 4.00 FY20 leveraging 3.00 Escondida Spence Commercial 31 economies of scale 2.00 1.00 0.00 0% 25% 50% 75% 100% (1.00) BHP 2024 Chilean copper site tour 18 November 2024 41

A sustainable competitive advantage Our proven approach to operational excellence and relentless focus on cost control drives sector-leading performance Escondida and Spence have managed costs well…33 …and delivered better at Escondida vs. guidance33 (two year unit cost increase to FY24, %) (unit cost vs. initial guidance mid-point across FY24/CY23, %) 79% 150 138% 143% 50 125 40 100 30 Average of 75% (excl. BHP) Average of 20% (excl. BHP) 75 20 15% 50 10 7% 34% 38% 6% 21% 1% 25 20% 0 12% (1)% (2)% 0 (10) Escondida Spence123 4 5 Escondida Spence1 2 3 4 5 Competitor Competitor Competitor Competitor Competitor Competitor Competitor Competitor Competitor Competitor 2024 Chilean copper site tour 18 November 2024 42

Capital discipline supports our strategy Our investments across Chilean copper are assessed through a robust framework Capital to maintain and improve our assets set to increase34 (Average Chilean annual capital spend) The Capital Allocation Framework sits at the core of BHP Increasing near term spend expected to Portfolio normalise in the 2030s Operating Capital • Los Colorados productivity productivity Extension Net operating cash flow • Fleet and shovel replacement Maintenance and decarbonisation capital • Autonomous fleet • Growth enablers Strong balance sheet Minimum 50% payout ratio dividend • Spence and Escondida tailings Excess cash FY20—FY24 FY25—FY29 Additional Organic Acquisitions/ average potential spend Balance sheet Buy-backs dividends development (Divestments) Maintenance, decarbonisation and improvement capital 2024 Chilean copper site tour 18 November 2024 43

Clear in our approach to investment Delivering the right information at the right time to make decisions that consider value and the pillars of our social value framework We assess projects on a range of financial and other metrics… …which incorporates social value metrics Planning cycle Investment decisions Valuation multiple Base Cash returns NPV value and buy-backs Social value has been Consideration of the social formally included as part value framework impacts Capital ROCE of the mine planning required for all projects Efficiency cycle since FY21 over US$20 m Ratio Context IRR and payback Maximise Social value value and objectives Coordinate technical Non Economically returns leads and subject matter Quantifiable Impact Margin experts to ensure that (NEQI) tool provides a Commodity Social Value Assessments balance standardised approach to are conducted for the life Methodology assess projects’ impacts Risk of asset planning process and opportunities metrics Net each year operating cash flow Free Decarbonisation Involvement in all cash flow Life of Asset Social and other social evaluations for our value metrics Value Assessment growth plans Outcomes 2024 Chilean copper site tour 18 November 2024 44

Strong performance in FY24 with momentum to continue Following a solid year at Escondida and record production at Spence we are set to deliver production growth of +8% into FY25 FY2435 FY25 guidance35 Medium term guidance 35,36 Production (kt) Cost (US$/lb) Production (kt) Cost (US$/lb) Production (ktpa) Cost (US$/lb) Escondida 1,180 – 1,300 1.30 – 1.60 1,125 1.45 900 – 1,000 1.50 – 1.80 +10% YoY Production (kt) Cost (US$/lb) Production (kt) Cost (US$/lb) Production (ktpa) Cost (US$/lb) Spence 255 2.13 240 – 270 2.00 – 2.30 ~250 2.05 – 2.35 0% YoY 2024 Chilean copper site tour 18 November 2024 45

Chilean growth program Adam Favero Vice President Development and Strategic Services Chile Escondida

Growth strategy reflects competitive advantages

We will leverage our strengths to deliver growth

Globally significant resource base

- 30 Bt resource in Chile[37]; ~7.5% of global copper resources
- More than 65 years of mine life across Chile[38]

Latent capacity and Infrastructure

- ~300 ktpa Cu of SXEW latent capacity across Chile[39]
- Infrastructure in Chile to support growth includes ~4,700 l/s desal capacity and renewable electricity



Deep global project expertise

- Recent success delivering major projects, strong track record on schedule and cost
- Significant investment in growth studies to de-risk and develop growth options

Innovation, research and development

- BHP-led research delivered Full SaL and BHP Leach technology
- Studying new flotation technologies to recover coarser and finer particles, pilots underway

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18 November 2024
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BHP

Growing production from our Chilean resource base

Targeting organic growth from across BHP Chile operated assets

Chilean copper organic growth shows potential pathways to offset decline
(Average annual copper production, Mtpa)



1.3
~1.2
~0.9
1
~1.4
2
FY20 - FY24 average
Decline[40]
FY27 - FY30 average
Do nothing decline[41]
FY31 - FY40 average
Growth projects
Growth path FY31 - FY40 average
Further potential

1
- **Escondida**
  - Extension of Los Colorados Concentrator with timing optionality
  - Expansion of Laguna Seca Concentrators
  - New Concentrator to replace Los Colorados
  - Increase recovery from existing leaching facilities
- **Pampa Norte**
  - Extension of existing leaching facilities
  - Spence concentrator throughput and recovery increase
  - Cerro Colorado restart (Phase 1 – leaching of supergene ore)

2
- **Escondida**
  - Potential expansion of leaching facilities
- **Pampa Norte**
  - Cerro Colorado expansion (Phase 2 – leaching of hypogene ore)

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18 November 2024
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BHP

Clear pathways forward for Chilean growth

We have narrowed our studies to four main pathways

Relevant progress on concentrator and leaching projects



24 projects originated
18 projects advanced
10 projects across 4 pathways
~70% Escondida projects
~30% Pampa Norte projects
~75% Escondida projects
~25% Pampa Norte projects
FY21
FY23
FY24

Strategic approach to growth options in Chile

	Existing facilities	New facilities
Concentrator strategy	Expansion of Laguna Seca 1 and 2 Spence concentrator throughput and recovery increase	New concentrator at Escondida
Leaching Strategy All projects subject to approvals	Leaching including BHP and third-party technology, utilising latent capacity	Leaching including BHP and third-party technology with new supporting infrastructure Cerro Colorado potential restart
Resource & mine strategy	Upside to increase mining capacity and maximise utilisation rates at processing facilities, based on our resource base	

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18 November 2024
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BHP

Escondida represents a world-class opportunity

Leading global resource and increase in mining intensity to support growth of concentrator capacity

~26 Bt of resource @ 0.53% copper presents significant optionality[42]



Pinta Verde
Resources 248 Mt 0.54% Cu
Escondida Norte (Open Pit)
Resources 3 Bt 0.49% Cu
Reserves 2.1 Bt 0.51% Cu
Pinta Verde
Escondida (Open Pit)
Resources 15 Bt 0.55% Cu
Reserves 4.4 Bt 0.58% Cu
Los Colorados Concentrator
Escondida Norte
Pampa Escondida
Resources ~7 Bt 0.46% Cu
Pampa Escondida
Escondida
Escondida East Deep
Copper grade (%)
0.5 - 0.7
0.7 - 1.0
> 1.0
>1.0 PL1 / N17

Increase in mining rate key to growth



400
Growth
~130
400
Current system capacity
Mtpa
Current
Future
Future increase
Current mining rate

- Current[43] ex-pit mine movement ~400 Mtpa
- Key changes in mine design, fleet upgrade and productivity initiatives could enable increase to >500 Mtpa
- Changes include larger pushbacks, more access ramps, more trucks, larger trucks and shovels (fleet upgrade)

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18 November 2024
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BHP

Escondida growth program A combination of concentrator programs and leaching options underpin Escondida growth Growth program Escondida growth program approach Key enabler to improve Mine head grades to feed our • Optimal resource & mine planning decisions, considering resource capacity concentrator capacity upside Also to increase volumes potential and full range of surface processing options to fill our leaching plants • Trade-off assessments to determine optimal production capacity, Additional Additional flowsheet alternatives and project timing concentrator leaching capacity capacity • Integrated approach using existing infrastructure, latent capacity • Leverage complementary concentrator and sulphide leaching flowsheets Existing New Existing New facilities facilities facilities facilities • Program approach to project execution planning, sequencing, contracting and workforce planning Non-process Infrastructure (i.e.: energy, water, camp, etc.) • Integrated approach to permitting, with optimised sequencing Options co-exist 2024 Chilean copper site tour 18 November 2024 51

Escondida concentrator pathways

Large existing concentrator capacity plus supporting infrastructure presents optionality

Context

- Concentrate feed grade decline
- Resources rich in sulphides
- Processing and infrastructure capacity:
  - Laguna Seca concentrators with 40 ktpd latent capacity due to hardness impact (in ball mills, flotation)
  - Non-process infrastructure capacity available after Los Colorados Concentrator closure
- High operational capability, team with deep expertise

Flowsheet



Escondida pit
Escondida Norte pit
Waste
Sulphide
Oxide
Mixed ore
Low-grade Sulphide
Waste dump
Crushers
Leaching
Grinding & flotation
Grinding & flotation
Los Colorados
Laguna Seca 1
Laguna Seca 2
Concentrate
Coloso

The opportunity

- Extend Los Colorados beyond FY27 to FY29 with optionality to FY31
- Expand Laguna Seca throughput 40 ktpd
  - Potential +50-70 ktpa from CY30-31
- Build New Concentrator with 125 ktpd capacity to replace Los Colorados
  - Potential +150-180 ktpa Cu[44] from CY31-32

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18 November 2024
52

BHP

Trade-offs: Los Colorados Concentrator We have the optionality to access to high-grade ore sooner or later by managing the Los Colorados Concentrator closure date Accessing higher grade ore PL8 FY78 • Los Colorados located at the edge of pit above PL2 PL3 • Higher grades and volumes accessible from PL2 FY38 PL5 FY54 • Original extension to FY27; now expected FY29 PL2 FY33 Trading off between throughput and grade • Trade-off between higher throughput with extension vs PL4 accessing higher-grade ore sooner with demolition FY43 • Optionality to extend further beyond FY29 to FY31 based on potential optimisation and sequencing PL6-7 FY62 Map data ©2023 Google / Airbus 2024 Chilean copper site tour 18 November 2024 53

Leaching in the copper industry

Different technologies work across different ore types

Types of material processed

- ***Oxide ore***
  - Typically shallower ore (Supergene)
- ***Mixed ore***
  - Approximately 30% Oxide, 70% Sulphide
- ***Sulphide ores***
  - Primary sulphide ore (Hypogene)
  - Secondary sulphide ore (Supergene)
- ***Leach residues***
  - Spent processed ore (ripios)
- ***Waste***
  - Low grade material mined from sulphide deposits

Types of leaching across the industry

- ***Acid leaching***
  - Applicable to oxide ore and mixed ore, has been around for several decades
- ***Bio-leach***
  - Sulphide ore leaching, requires a bacterial component
- ***Chloride leaching***
  - Improved recovery for oxide, mixed and hypogene ores
- ***Catalyst***
  - Addition to bio-leach process to increase recovery
- ***Nitrate Leach***
  - Under development by BHP for application to sulphide leaching

Benefits of leaching

- ✓ No tailings, lower water and energy consumption
- ✓ Produces cathode (no smelting)
- ✓ Can operate in parallel with concentrator
- ✓ Can economically treat low grade ores and coarse material

Drawbacks of leaching

- Lower recoveries vs. concentrator
- Longer cycle times vs. concentrator
- Limited recovery of by-products

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BHP

A differentiated strategy on leaching

Long and successful track record in developing and implementing new leaching technologies

History

- 20+ years of development and delivery of new leaching technologies
- Competitive advantage from the BHP Innovation Leaching Facility at Escondida, which covers full innovation chain
- Demonstrated track record with bio-leach, chloride leach and nitrate leach technologies

- **2002** – Pilot Plant at Escondida opened
- **2002** – Sulphide Heap leach Demo Plant
- **2006** – Sulphide Heap leach operations at Escondida
- **2010** – Metallurgical facility at Escondida commissioned
- **2013 - 2015** – SaL2 [45] patents granted
- **2016 - 2019** – SaL2 technology demonstration completed for primary ores
- **2021** – First nitrate leaching patent awarded
- **2023** – Metallurgical facility at Escondida expanded
- **2023** – Nitrate leaching Demo Plant construction

Our approach to assessing opportunities

- Assessing multiple opportunities, including oxide leach pad, leach residue reprocessing (ripios), sulphide leach run-of-mine pad and new pads
- Actively trialling a wide range of technologies, across both BHP and third-parties as well as partnership technologies



BHP Innovation Leaching Facility

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55
BHP

Escondida leaching pathways

Leaching technologies and the scale of Escondida provide opportunities for a variety of targeted applications across the business

Context

- Current Escondida cathode production ~200 ktpa
- Latent capacity of ~100 ktpa expected to grow as oxide ore depletes
- Opportunity to leverage water and renewable power supply to site
- Scale and breadth presents several locations for deployment of existing and new leaching technologies
- Potential to enhance synergies between concentrator and leaching

Flowsheet



Escondida pit
Escondida Norte pit
Waste
Oxide / Mixed Ore / Secondary Sulphide
Low-grade Sulphide
Waste dump
Conventional acid leaching
Crusher
Full SaL
RoM Bio-leach
New technologies
SX-EW
~100 ktpa latent capacity
Cathodes
Antofagasta & Mejillones

The opportunity…

- Chloride leaching (Full SaL) improves recovery and enables new crushed material (mixed ore and secondary sulphide) to be processed on the oxide leach pad
- Jetti Catalyst improves recovery at existing sulphide leach pad by ~5-10ppt
- BHP Leach potential to recover additional copper from ~20 years of leach residues
  - Potential to process sulphide run-of-mine (RoM) material at higher recoveries and shorter cycle times than current bioleach process
- Optionality through Nuton™ leaching technology

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BHP Leach is a patented technology for nitrate leaching

Potential to recover additional copper from spent ripios and low-grade sulphide run-of-mine material

Technology development and piloting

- Nitrate leaching of primary sulphide ore, for either run-of-mine or crushed material
- Patented technology developed at BHP Innovation Leaching facility at Escondida
- Pilot scale testing with scale-up across a range of column sizes (1m to 10m high)
- Variability testing and process improvement work currently underway



BHP Leaching Innovation Facilities

BHP demonstration plant

- Industrial scale demonstration plant under construction
- Purpose of demonstration plant is to prove technology on run-of-mine material at scale. Initial results planned late CY25
- Testing of copper recovery, reagent consumption and gas management
- Cycle times of ~250-350 days, recoveries of ~60-70%



BHP Leach demonstration pad

Engineering and studies

- Pending demonstration plant results, two potential business cases for application at Escondida
- Currently studying application of BHP Leach to the existing sulphide leach ripios area, potential for 35-55 ktpa incremental copper from CY30-32
- Further potential application in active area of existing sulphide leach pad, up to ~70 ktpa incremental copper from CY32-33



BHP Leaching demonstration plant

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BHP

Pampa Norte growth pathways

Possibilities including an expansion, life extension and re-starting an operation

Context

- Spence concentrator bottlenecks and complex mineralogy
- Upside potential with opportunities to increase concentrator throughput and recovery (currently ~95 ktpd and ~75%)
- Spence cathode remaining life as leaching and SXEW plant ending production in FY29 due to oxide depletion
- Cerro Colorado on care and maintenance but with significant 2.3 Bt primary and secondary sulphide resource at ~0.4% Cu[46]

Flowsheet


Spence
Cerro Colorado
Spence pit
Cerro Colorado pit
Waste
Waste dump
Waste
Waste dump
Oxide & Supergene
Supergene & Hypogene
Supergene
Hypogene
Crusher
Crusher
Crusher
Potential to treat hypogene through new technologies
Full SaL leaching
Full SaL leaching
Grinding & flotation
SX-EW
SX-EW
Cathodes
Antofagasta & Mejillones
Concentrate
Mejillones
Cathodes

The opportunity…

- Upgrade recovery by 3-7ppt adding a new flotation circuit
- Increase throughput capacity to 105 ktpd through adding tertiary grinding and repowering materials handling
- Extend Spence life of cathode production through SaL2 technology, leveraging existing capacity for secondary sulphide ore, up to 60 ktpa
- Cerro Colorado restart by implementing BHP's technology in existing processing infrastructure

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58

BHP

Understanding permitting and our approach Chilean regulation requires permit approval before final investment decision; with the ultimate approach determined by authorities DIA EIA Simplified environmental impact statement Full environmental impact study Timing Legal timing: 90 days Legal timing: 180 days (submission Effective timing: 9 to 12 months Effective timing: 24+ months to award) Project generates significant environmental and social impacts The project does not cause Environmental People’s health, natural resources, protected areas, significant environmental impacts impacts cultural heritage, Indigenous communities, etc Yes No Additional Mitigation and compensation measures to address significant Needs compliance with general regulations measures environmental and/or social impact Not mandatory Public Yes, always Upon request participation Lead by SEA (Environmental Assessment Service, a public body) Yes No Indigenous If the project causes impacts to Indigenous communities If there are no significant impacts consultation Lead by SEA 2024 Chilean copper site tour 18 November 2024 59

Our growth aims to more than offset production decline

Growth pathway to ~1.4 Mtpa from organic growth in Chile in FY31-FY40 with further upside potential

Chilean copper indicative production shows attractive potential to offset decline
(Average annual copper production, Mtpa)



1.3
0.9
~1.4
FY20 - FY24 average
Do nothing decline
FY31 - FY40 average
Laguna Seca Expansion
Escondida New Concentrator
Leaching growth - BHP Leach Ripios & Jetti
Pampa Norte growth
Growth Path FY31 - FY40 average
Further potential 47

Growth Projects

- **Escondida**
  - Extension of Los Colorados Concentrator with timing optionality
  - Expansion of Laguna Seca Concentrators
  - New Concentrator to replace Los Colorados
  - Increase recovery from existing leaching facilities
- **Pampa Norte**
  - Extension of existing leaching facilities
  - Spence concentrator throughput and recovery increase
  - Cerro Colorado Phase 1

Further potential

- **Escondida**
  - Potential expansion of leaching facilities
- **Pampa Norte**
  - Cerro Colorado Phase 2

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BHP

Escondida production expected to recover in early 2030s

Options to maximise value through timing of access to higher grade ore



Escondida potential long-term production profile[48]
(Indicative payable copper production capacity, Mt)
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
FY29 Los Colorados demolition
1
2
3
4
Potential profile subject to permitting, technology success, sequencing and Owners Approvals
FY27 FY28 FY29 FY30 FY31 FY32 FY33 FY34 FY35 FY36 FY37 FY38 FY39 FY40
Potential profile with Los Colorados demolition in FY29
Potential upside from BHP Leach on active area

Understanding production profile in the 2030s

1. Production declines as Los Colorados concentrator is demolished
2. Production increases as new concentrator ramps up and high-grade ore from PL2 is accessed. BHP Leach application on ripios also begins to contribute
3. Potential upside from BHP Leach on active area of the leach pad - or alternatives
4. Potential to optimise production profile:
   - Improved mining intensity
   - Expansion and improvements in new facilities (e.g. recovery / throughput)
   - Re-processing of tailings and ripios

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BHP

Executing on our growth Pedro Correa Vice President Projects Escondida

An experienced and disciplined projects team

We consistently control and deliver projects closer to target than our competitors

	BHP Chile[49,50]	Industry average[49,50]
Safety	TRIF 0.9	TRIF > 2.8
Cost growth over lifecycle	Cost ↑ 5%	Cost ↑ 55%
Execution cost	Cost ↑ 3%	Cost ↑ 8%
Execution schedule	Schedule ↑ 4%	Schedule ↑ 22%
Business case achieved	Delivery ↑ 95%	Delivery ↑ 66%

Our differentiators...

Global experience

Connected global Projects Centre of Excellence (PCoE) brings experience from all of BHP

Diverse talent

>40% female employee participation and 42% female leadership representation in MinAm Projects (Chile)

Efficient investments

Our value optimisation processes secured $1.4 bn (18%) of cost mitigations in FY24 from design changes and commercial wins[51]

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BHP

Strategies to deliver our growth Proactively adapting to address project delivery challenges of the future Investment discipline Securing the right talent Managing to market conditions • Bundling strategies with suppliers • Secured long-term engineering • Establishing contracts with Tier 1 partners, speeding up project bidding engineering firms processes and award times • End-to-end development; earlier • Pre-commitments and early works detailed engineering Latam forecast major growth project capital (US$ bn) • Continuity of work with contractors 8 7 6 • Leveraging BHP Group procurement 5 • Securing construction companies 4 capabilities earlier in project lifecycles 3 2 1 • Continuous experience in our contractors through partnerships 0 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 Confirmed or current Latam major growth competitor projects Possible Latam competitor major growth projects (not yet FID)52 2024 Chilean copper site tour 18 November 2024 64

Executing our copper growth strategy

Our experience and global lessons learned from past projects will be incorporated into our upcoming program

Our track record on delivery

OGP1, Laguna Seca Expansion
- US$4.3 bn, cost +10%, schedule +18%
- Completed FY15

Escondida Water Supply
- US$3.4 bn, cost +0%, schedule -5%
- Completed FY17

Escondida Water Supply Expansion
- US$500m, cost -8%, schedule +0%
- Completed FY20

Spence Growth Option
- US$2.6 bn, cost +1%, schedule +0%
- Completed FY22

Laguna Seca Tailings Strategy Phase 2
- US$600m, cost -4%, schedule +2%
- Completed FY25

Building on our foundation since 2021

- Organisational structure **focused on specialised types** of projects (leaching, concentrator, tailings etc)
- End-to-end project responsibility from study phase to execution to **increase delivery speed**
- Establishing long-term partnerships with **Tier 1 global engineering firms**
- Creating synergies through **a program approach to projects**, rather than an individual project focus

Incorporated lessons learned from internal and external projects

- High quality engineering and resource knowledge is key to **give confidence over returns**
- Assessment of **actual vs. design bottleneck** position should occur at handover
- **Risk management** key to success: contractor performance, engineering design, new technology
- The need to **invest in operational readiness** to ensure a smooth ramp-up and transition to operations

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BHP

Site overview | Escondida growth program

Expanding the Laguna Seca concentrator, replacing Los Colorados with a new concentrator and new technologies at the leach pad

Escondida growth program



Escondida Norte pit
Gravel Dump Extension
New truckshop
Sulphide Leach Pad
OLAP pad
Los Colorados demolition
New warehouse
Full SaL Leach
Escondida pit
SX / EW
BHP Leach Ripios US$ 0.9 – 1.3 bn
Oxide pads
Los Colorados life extension
New Concentrator US$ 4.4 – 5.9 bn
Camp solution
Laguna Seca Expansion US$ 2.0 – 2.6 bn
N
0 km 2
Map data ©2023 Google / Airbus
Current major execution proj.
Escondida major growth projects
Growth enablers

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BHP

Laguna Seca expansion

An attractive opportunity for growth by expanding existing facilities, lifting throughput and recovery at Laguna Seca



	Laguna Seca current	Laguna Seca expanded
Throughput (Mtpa)	100	115
Water usage (l/s)	2,300	2,600
Average recovery (%)	~85%	86 – 89% (FY31-50)
SAG mills (#)	2	3

Project overview

- Option for additional production by preparing Laguna Seca for hardness increase and utilising new technologies to increase recovery
  - New third line will deliver an additional 40 ktpd (~15 Mtpa) of throughput
  - Large mechanical cells and Hydrofloat coarse particle flotation (CPF) plant to improve recovery by ~1 – 4ppt[53] from 85% in FY24
- Capital efficient expansion using latent capacity at LS1 and LS2
- Requires minimal incremental ongoing operating costs

Capex (US$ bn)	Capital intensity[54] (US$k/t Cu Eq.)	IRR (%)	FID	First Cu	Incremental production[55] (ktpa, Cu)	Permitting
2.0 – 2.6	25 – 33	16 – 20	CY27-28	CY30-31	50 – 70	DIA Submit late FY25

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BHP

Escondida new concentrator

A new concentrator utilising the latest technology to serve as a long-term replacement of Los Colorados



Project overview

- Option to construct a new concentrator plant at Escondida to replace Los Colorados
  - Traditional comminution circuit with Semi-Autogenous Grinding mill (SAG), pebble crushing and ball milling (SABC) for more flexibility
  - Throughput capacity of 125 ktpd (~45 Mtpa)
  - Utilising latent capacity following the shutdown of the Los Colorados concentrator (i.e. crushing, tailings transport, concentrate handling and other infrastructure)
- Innovating with industry-proven technologies in flotation using large mechanical cells and Hydrofloat coarse particle flotation (CPF)

	Los Colorados concentrator (LCC)	New concentrator (ENC)
Throughput (Mtpa)	40	45
Water usage (l/s)	1,200	800
Average recovery (%)	84%	86 – 88% (FY31-50)
SAG mills (#)	3	2

Capex (US$ bn)	Capital intensity[56] (US$k/t Cu Eq.)	IRR (%)	FID	First Cu	Total production[57] (ktpa, Cu)	Permitting
4.4 – 5.9	15 – 21	13 – 16	CY27-28	CY31-32	220 – 260	DIA Submit late FY26

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BHP

Los Colorados concentrator life extension Allowing continued operation of the concentrator while we execute the growth program Project overview • Option for extending Los Colorados until FY29 (beyond FY27 current plan) sustains production in FY28-29, providing an incremental 130—145 ktpa58 • Optionality to extend further to FY31 depending on optimisation; decision on the closure date – Timing balances our access to high grade ore underneath Los Colorados and throughput provided by the concentrator Capital Incremental Capex intensity IRR FID First Cu production58 Permitting (US$ bn) (US$k/t Cu Eq.) (%) (ktpa, Cu) No environmental 0.2 – 0.3 n/a n/a CY25-26 CY27-28 130 – 145 permit required 2024 Chilean copper site tour 18 November 2024 69

Los Colorados concentrator demolition

Demolition of the concentrator enables access to key mine pushbacks



Project overview

- Demolition of concentrator to expand the Escondida pit and unlock high grade ore located under the site
- Large demolition scope drives capital cost:
  - Area of 200 Ha and 100+ buildings
  - 140,000 m^3 of reinforced concrete
  - 30,000 tonnes of structural steel
  - Mechanical equipment and cladding
- Option for the timing of the demolition is sequenced after the life extension is completed

Capex (US$ bn)	Capital intensity (US$k/t Cu Eq.)	IRR (%)	FID	First Cu	Incremental production (ktpa, Cu)	Permitting
0.4 – 0.7	n/a	n/a	CY28-29	n/a	n/a	n/a

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BHP

Escondida BHP Leach ripios application

Utilising innovative leaching technology for processing spent primary sulphide ores



2,000m
4,900m
(total length)

Project overview

- Implementation of BHP's new patented leaching technology in the existing sulphide leach pad to leach spent material (ripios)
- Attractive option to leach spent material, turning otherwise leached ore back into usable material:
  - Shorter leaching cycle times (-55% vs. conventional leaching) for processing
  - Recovery benefits (~50% additional recovery on the remaining copper that can now be leached)
  - Ripios application is a fast option for large-scale implementation and showing potential for a higher IRR vs. processing ore
  - Demonstration plant will provide confirmation of recovery and gas management feasibility through the study phase

Capex (US$ bn)	Capital intensity[59] (US$k/t Cu Eq.)	IRR (%)	FID	First Cu	Incremental production[60] (ktpa, Cu)	Permitting
0.9 – 1.3	19 – 28	18 – 24	CY27-28	CY30-32	35 – 55	DIA Submit early FY26

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BHP

Site overview | Pampa Norte Pursuing incremental upgrades at Spence and potentially restarting operations at Cerro Colorado Pampa Norte portfolio Spence Cerro Colorado Spence Conc. throughput & recovery upgrade US$ 0.4 – 0.6 bn Spence chalcopyrite leaching US$ 0.10 – 0.14 bn Cerro Colorado Asset Life Extension US$ 2.3 – 3.2 bn Pampa Norte major growth Map data ©2023 Google / Airbus Map data ©2023 Google / Airbus projects 2024 Chilean copper site tour 18 November 2024 72

Spence chalcopyrite leaching

Employing proven technology to extend cathode production life


2,650m
850m

Project overview

- Option for the implementation of Simple Approach to Leaching 2 (SaL2), BHP's patented technology, at the sulphide leach pad, enabling processing of transitional and hypogene ores
- Advances processing of low-grade primary ore that would otherwise be processed in the concentrator in the future. The concentrator yields a higher copper recovery, but the ability to leach low-grade ores now, allows us to prioritise higher grades at the concentrator
- Extends cathode life from FY28 to FY31 at an average of ~60 ktpa of production
- Options to extend leaching operation to FY42 with subsequent investments in additional dump capacity

Capex[61] (US$ bn)	Capital intensity[61] (US$k/t Cu Eq.)	IRR (%)	FID	First Cu	Incremental production[62] (ktpa, Cu)	Permitting
0.10 – 0.14	2 – 3	35 – 41	CY25	CY27-28	30 – 40	EIA Approval Q3 FY25

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BHP

Spence concentrator growth

Pursuing incremental upgrades at the concentrator



Project overview

- Two avenues for growth options at the Spence concentrator to increase copper production:
  - Expand and debottleneck the Spence concentrator
  - Lift throughput from ~95 ktpd to ~105 ktpd
  - Lift recovery by a further ~3 – 7ppt
    - Upgrades to the flotation cells utilising a combination of conventional and new technologies

Capex (US$ bn)	Capital intensity[63] (US$k/t Cu Eq.)	IRR (%)	FID	First Cu	Incremental production[64] (ktpa, Cu)	Permitting
0.4 - 0.6	26 - 43	13 - 55	CY27	CY28-29	10 - 15	EIA Submit Q1 CY25

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BHP

Cerro Colorado potential restart option

Phase 1 to process existing supergene ore, phase 2 to unlock vast hypogene resource utilising leaching technology


Crushing
Agglomeration drums & dome
Ponds
SX/EW
Leach pad

Project overview

- Restart of operations[65] using Simple Approach to Leaching 1 (SaL1) leaching technology to process existing supergene ores
- Utilises existing SXEW infrastructure and leach pad with new crushing plant in a new location to access high grade ore
- Ability to utilise latent capacity through plant modifications to process 17 Mtpa – 19 Mtpa
- Optionality for a Phase 2 extension to process the hypogene resource (1.7 Bt @ 0.36% Cu Inferred Mineral Resources[66])

Capex[67] (US$ bn)	Capital Intensity[68] (US$k/t Cu Eq.)	IRR (%)	FID	First Cu	Total production[69] (ktpa, Cu)	Permitting
2.3 – 3.2	23 – 32	15 – 21	CY28	CY31-32	85 – 100	EIA Submit Q2 FY26

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BHP

Staging our options to maximise value

Taking a disciplined approach to sequencing ensures healthy competition for capital, permitting remains a key variable

Illustrative timeline	Maturity	FY25 | FY26 | FY27 | FY28 | FY29 | FY30 | FY31 | FY32 | FY33 | FY34 | FY35+
Escondida projects		
Los Colorados concentrator life extension (LCE) • *Near-term life extension of current concentrator*		
Laguna Seca concentrator expansion (LSE) • *Debottlenecking, expansion and recovery increase*		
New concentrator (ENC) • *Construction of new concentrator to replace Los Colorados*		
Leaching (BHP and third-party technologies) • *Utilising new BHP leach technology to leach spent primary sulphide ores; studying options for third party technologies*		
Pampa Norte projects		
Spence Chalcopyrite leaching (SCPY) • *Leverage BHP primary sulphide leaching technology (SaL2) to extend life of cathodes process*		
Spence concentrator growth (throughput & recovery) • *Debottleneck and expand existing concentrator to increase throughput and improve recovery*		
Cerro Colorado potential restart phase 1[70] • *Application of SaL1 leaching technology to restart operations at Cerro Colorado with an autonomous mine*		



No environmental permit required
1 – 3 year life extension
DIA permit process
DIA permit process
DIA permit process
EIA permit approval
EIA permit process
EIA permit process
Care & Maintenance permit length

Legend: Permits; Studies; Potential FID; Range; Execution; Range; Ramp up period and targeted first production

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BHP

A competitive and capital efficient pipeline of options Our projects benchmark well relative to current expansion projects by competitors in the Americas Capital intensity71 (US$k/tpa CuEq) 26 – 43 34 25 – 33 33 23 – 32 32 19 – 28 27 Average ~US$27/t Mid-point 15 – 21 20 average 18 ~US$23/t 2 – 3 IRR (%): 35 – 41 13 – 16 18 – 24 15 – 21 16 – 20 13 – 55 Spence Escondida BHP Leach Cerro Laguna Seca Spence Project 1 Project 2 Project 3 Project 4 Project 5 Project 6 chalcopyrite new (Ripios) Colorado Expansion Concentrator leaching concentrator restart Growth First CY27-28 CY31-32 CY30-32 CY31-32 CY30-31 CY28-29 CY26 CY22 CY27 CY24 CY23 CY29 Cu Project Completed Sanctioned Study 2024 Chilean copper site tour 18 November 2024 77

Well positioned to deliver on our growth potential in Chile We have the right mix of team experience, track record of delivery and strong relationships with key stakeholders to succeed Experienced team • Leadership team with extensive track record delivering large scale projects • Leverages the global BHP Projects Centre of Excellence Track record of delivery • Delivered major projects in Chile meeting cost and schedule budgets • Clear lessons learned and sharing of best practice across BHP projects Delivery strategies • Proactive steps being taken to control costs and secure talent Spence Growth Option • Existing relationships with Tier 1 EPCMs; locking in contractors early Approach to social value is differentiated • Differentiation on water and GHG emissions helps with permitting applications • Strong relationships with government stakeholders and ongoing engagement with local communities Escondida – Laguna Seca Tailings 2024 Chilean copper site tour 18 November 2024 78

Setting up Chilean copper for decades to come Pathways for growth leverage our existing position to generate strong returns, maintain production and deliver value Track record of operational excellence and project delivery A compelling program of projects delivering 15 – 19% IRRs Chile set for ~1.4 Mtpa average production through FY30s Disciplined approach to capital allocation A more sustainable approach to deliver copper the world needs 2024 Chilean copper site tour 18 November 2024 79

BHP

Footnotes 1. Slide 4, 14: BHP has agreed to jointly acquire Filo Corp with Lundin Mining, through a Canadian plan of arrangement, and form a 50/50 joint venture to progress the Filo del Sol and Josemaria projects. The transaction is expected to complete in Q3 FY25, subject to regulatory approvals. 2. Slide 5: Source: BHP Economic Contribution Report 2024. 3. Slide 7: Calculated as total copper production from Escondida, Spence and Cerro Colorado (source BHP reports) divided by global copper mine production (source Wood Mackenzie) since 1990. 4. Slide 7: BHP data presented on a 100% basis. Competitor copper production data based on Wood Mackenzie Q2 2024 information. 5. Slide 8: BHP analysis, publicly available reports. 6. Slide 9: For further information on Mineral Resources refer to slide 87. 7. Slide 10: BHP data based on FY24 BHP Annual Report, data presented on ownership basis. Competitor copper resource data based on Wood Mackenzie Q2 2024 information. For further information on Copper Mineral Resources refer to slide 87. 8. Slide 13: IRR based on low and high potential capex ranges at $4.50/lb copper consensus price (real 2024) based on the median of long term forecasts from Bank of America, Barrenjoey, Citi, Deutsche Bank, Goldman Sachs, JPMorgan and UBS. Range outcomes are calculated at an aggregate program level. 9. Slide 15: Power Purchase Agreements (PPAs) started in FY22. 10. Slide 21: Net of impact from substitution and thrifting. Source: BHP analysis. 11. Slide 22: Source: Wood Mackenzie (2000-2022), US Bureau of Mines, BHP analysis (1900-1999). 12. Slide 23: Source: Wood Mackenzie; Q2 2024. Low maturity assessment of African potential, BHP analysis. Note: Probable projects are those that are not considered sufficiently imminent and advanced to include in the base case. Possible projects have more significant risks associated with their development, resulting in longer lead times. 13. Slide 24: Source: Supply – Wood Mackenzie (Q2 2024); Demand – BHP. Wood Mackenzie mine volumes adjusted for forecast disruption and smelting/refining losses. Lifetime extensions are BHP’s assessment of current supply that will require significant “expansion capex” to maintain production levels (normally counted in Wood Mackenzie’s Current Operations). Probable projects are those that are not considered sufficiently imminent and advanced to include in the base case. Possible projects have more significant risks associated with their development, resulting in longer lead times. 14. Slide 25: Source: S&P. Only includes mines >15 ktpa copper. 15. Slide 25: Source: S&P 1991-2000. Wood Mackenzie 2000-2030. 16. Slide 26: Source: Wood Mackenzie; Q2 2024. Data set adjusted by companies reports and BHP analysis. Sanctioned projects >50 ktpa copper equivalent. Year represents first production. 17. Slide 27: Source: Wood Mackenzie. Sample includes 30 largest (by expected production volume) undeveloped greenfield projects included in the 2023 database through time. 18. Slide 32: Source: Chilean Central Bank. Monetary Policy Report September 2024. 19. Slide 32: Source: Chilean Central Bank. Monetary Policy Report September 2024. 20. Slide 32: Source: Chilean Central Bank. 21. Slide 33: Source: Chilean Central Bank. 22. Slide 33: Source: Corporation of Capital Goods. 23. Slide 36: We define gender balance as a minimum 40 per cent women and 40 per cent men in line with the definitions used by entities such as the International Labour Organization. 24. Slide 37: In FY24, we completed an inaugural assessment of the health of our relationships with a range of our Indigenous partners. We engaged global research firm, Ipsos, to independently gather feedback on a confidential basis from a number of BHP’s Indigenous partners in Australia, Canada and Chile where we operate our assets. All organisations that were contacted for the inaugural assessment have current agreements with BHP or are located on or near our operations. Each interview, including those with the six Chilean Indigenous organisations that participated was structured around one theme: How would you rate the overall health of the organisation/entity’s relationship with BHP over three time periods in considering the past, present and future of the relationship. Responses were recorded as a rating from zero to 10. For further information about the assessment and results, refer to page 69 of the FY24 BHP Annual Report. 25. Slide 39: EBITDA and ROCE 5-year averages include Escondida and Spence only. ROCE is defined as EBIT divided by average capital employed. Figures sourced from the financial statements published on the Chilean Financial Regulator website. 26. Slide 40: Source Cochilco, Chilean assets included from: Anglo American, Antofagasta, Codelco, Capstone, Freeport, KGHM, Lundin and Teck. 27. Slide 40: Source: Comisión Nacional de Energía. Increase in average market price (PMM) for non-regulated clients. 28. Slide 40: Percentage change based on FY24 v FY20. 29. Slide 41: Workforce productivity calculated as aggregated activity / FTE relative to FY22 baseline. 30. Slide 41: Annualised production hours from 100% mechanical conversion. 31. Slide 41: Percentage of total spend linked to a supply contract or to a purchase order that is managed at a Global level relative to FY20 baseline. 32. Slide 41: Source: Wood Mackenzie; Q2 2024. The C1 cost considers the Minesite costs (mine, processing, and G&A) and the Realisation costs (TCRCs, freight, and By-products credits). 33. Slide 42: BHP analysis, publicly available reports. Competitors include Anglo American, Antofagasta, Freeport, Glencore, Rio Tinto and Teck. 34. Slide 43: Excluding capital creditors and capitalisation of deferred stripping. 35. Slide 45: Based on exchange rates of: FY24 USD/CLP 907 (realised); FY25 and medium term USD/CLP 842 (guidance). 36. Slide 45: Medium term refers to an average for a period from FY27 onwards for Escondida and FY25 onwards for Spence. 2024 Chilean copper site tour 18 November 2024 81

Footnotes 37. Slide 47: For further information on Mineral Resources refer to slide 87. 38. Slide 47: Based on the Escondida Ore Reserves and Mineral Resources at 30 June 2024 in 100% terms reported in compliance with the JORC Code. For further information on Ore Reserves and Mineral Resources, refer to slides 86 and 87. 39. Slide 47: 100 kt latent capacity at Escondida and 200 kt latent capacity at Pampa Norte from early 2030s. 40. Slide 48: Escondida grade decline and increased ore hardness, oxide depletion at Spence; partially offset by Los Colorados extension and leaching options at Spence. 41. Slide 48: Indicates no new growth investment. 42. Slide 50: For further information on Ore Reserves and Mineral Resources, refer to slides 86 and 87. 43. Slide 50: Current ex-pit material movement based on FY20 to FY24 averages. 44. Slide 52: Net increase against alternative case without concentrator. Production out of facility 220 – 260 ktpa Cu (both averages FY34-FY43). 45. Slide 55: SaL2: Chloride leaching technology to process mainly transitional and hypogene ores. 46. Slide 58: For further information on Mineral Resources refer to slide 87. 47. Slide 60: Further potential includes leaching extension through Nitrate Leach, and Cerro Colorado Hypogene development. 48. Slide 61: This profile is not guidance. It is intended to be an indicative example of future aspirational production capacity for Escondida following growth projects detailed within this presentation. Outcomes are subject to permitting, technology success, sequencing and approvals. 49. Slide 63: Source: BHP benchmarking; Independent Project Analysis. 50. Slide 63: Variance against approved investment phase spend or approved Schedule. 51. Slide 63: US$1.4 bn reduction is on baseline investment costs from start of year snapshot, savings captured in our Value Optimisation process. 52. Slide 64: Source: BHP analysis of Chilean, Peruvian and Argentinian (Latam region) competitor projects, using announced information available. 53. Slide 67: Source: based on Escondida ore lab tests. 54. Slide 67: FY32 to FY41 average. 55. Slide 67: Average incremental production from FY32 to FY41, after ramp-up. 56. Slide 68: FY34 to FY43 average. 57. Slide 68: Total production out of the facility. Average after ramp-up—FY34 to FY43 ENC specific production. Overall incremental average is 150—180 ktpa. 58. Slide 69: Cu production FY28 to FY29 average. 59. Slide 71: FY31 to FY40 average. 60. Slide 71: Average incremental production—FY31 to FY40. 61. Slide 73: Capital and capital intensity includes the capital required to enable SaL2 in the leaching plant. 62. Slide 73: Total production out of the leaching facility including incremental production of 30-40 ktpa through SaL2 technology. Average FY31 to FY40. 63. Slide 74: FY31 to FY40 average. 64. Slide 74: Average incremental production—FY31 to FY40. 65. Slide 75: Cerro Colorado placed on care and maintenance in 2023 with a permit for 3 years and an option to extend for 2 more years 66. Slide 75: For further information on Mineral Resources refer to slide 87. 67. Slide 75: Capex includes water investment with alternate funding solutions considered. 68. Slide 75: FY32 to FY41 average. 69. Slide 75: Average incremental production—FY32 to FY41. 70. Slide 76: Cerro Colorado entered temporary care and maintenance in December 2023. 71. Slide 77: ENC is shown on an absolute (total production out of facility) basis. All other projects are shown on an incremental basis. Incremental production (ktpa CuEq) over a ten-year period (FY31-40), unless otherwise stated. Capex adjusted from nominal to real terms for benchmarking purposes. Third-party projects based on full execution investment required to deliver production. Competitor projects include Bagdad expansion, Centinela expansion, Collahuasi debottlenecking, Los Pelambres INCO, QB2, Quellaveco. 2024 Chilean copper site tour 18 November 2024 82

Chilean growth program set to deliver

An attractive set of options based on latest project assumptions and consensus copper prices

	Maturity	Estimated capital expenditure (US$m)	FID (Final Investment Decision)	Completion / First production	Potential production (ktpa Cu)[1]	IRR at consensus copper price at sanction (nominal,%)[2]
Escondida projects						
Laguna Seca concentrator expansion (LSE) • *Debottlenecking, expansion and recovery increase*	◕	2.0 - 2.6	CY27-28	CY30-31	50 – 70	16 - 20
Replacement concentrator (ENC) • *Construction of new concentrator to replace Los Colorados*	◑	4.4 - 5.9	CY27-28	CY31-32	220 – 260	13 - 16
Los Colorados concentrator extension (LCE) • *Near-term life extension of current concentrator*	◕	0.2 – 0.3	CY25-CY26	CY27-28	130 – 145	N/A
Escondida BHP Leach ripios application • *Utilising new BHP leach technology to leach spent primary sulphide ores; studying options for third party technologies*	◑	0.9 - 1.3	CY27-28	CY30-32	35 – 55	18 - 24

1. Production outputs based on 10 year average.
2. Copper consensus price based on $4.50/lb (real 2024).

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BHP

Chilean growth program set to deliver An attractive set of options based on latest project assumptions and consensus copper prices IRR at Estimated Potential consensus capital Completion / Maturity FID production copper price at expenditure First production 1 (ktpa Cu) sanction (US$m) 2 (nominal,%) Pampa Norte projects Spence Chalcopyrite leaching (SCPY) • Leverage BHP primary sulphide leaching â—• 0.10—0.14 CY25 CY27-28 30—40 35 – 41 technology (SaL2) to extend life of cathodes process Spence concentrator growth • Debottleneck and expand existing concentrator to â—‘ 0.4—0.6 CY27 CY28-29 10—15 13 – 55 increase throughput and improve recovery Cerro Colorado potential restart • Application of SaL1 leaching technology to restart â—” 2.3—3.2 CY28 CY31-32 85—100 15 – 21 operations at Cerro Colorado with an autonomous mine 1. Production outputs based on 10 year average. 2. Copper consensus price based on $4.50/lb (real 2024). 2024 Chilean copper site tour 18 November 2024 84

Understanding leaching in copper

No single approach fits all ores, different technologies work across different ore types and applications are site specific

Technology	Oxide	Mixed (30% Oxide, 70% Sulphide)	Secondary sulphide (Supergene)	Primary Sulphide (Hypogene)	Leach residue reprocessing (mainly chalcopyrite)	Crushed or uncrushed material	Recovery	Cycle time	Capital cost	Production potential
Acid leach	✓	✓	✗	✗	✗	Crushed	50 - 75%	Short	*Existing process*	*Existing process*
RoM bio-leach	✗	✓	✓	✓	✗	Uncrushed	30 - 40%	Long	*Existing process*	*Existing process*
Jetti™ (Catalyst)	✗	✗	✓	✓	✓	Uncrushed	+5-10ppt on Bioleach	Long	$ $ $ Low	Low
SaL1 (Chloride)	✓	✓	✓	✗	✗	Crushed	70 - 80%	Short	*Existing process*	*Existing process*
SaL2 (Chloride)	✗	✓	✓	✓	✓	Crushed	60 - 65%	Medium	$ $ $ High	Medium
BHP Leach (Nitrate)	✗	✓	✓	✓	✓	Uncrushed Crushed	60 - 70% 70 - 80%	Short	$ $ $ Medium $ $ $ High	High
Nuton™	✓	✓	✓	✓	✗	Crushed	75 - 85%	Short	$ $ $ High	High

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BHP

Competent Person Statement: Copper Ore Reserves

Chile Copper Ore Reserves Competent Person Statement

The information in this slide relates to Copper Ore Reserves as at 30 June 2024. Ore Reserves are based on information compiled by Marcelo Cortes as Competent Person (compiler) for all declared Ore Reserves. The information in this presentation that relates to the FY2024 Ore Reserves reported by the Company in compliance with the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012' ('The JORC Code 2012 Edition') in the 2024 BHP Annual Report. Report is available to view on www.bhp.com.

M. Cortes is current Member of the Australasian Institute of Mining and Metallurgy (MAusIMM) and he is full-time employee of BHP. M. Cortes has sufficient experience that is relevant to the style of mineralisation and type of deposits under consideration and to the activity which he is undertaking to qualify as Competent Person as defined in the 2012 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code). M. Cortes owns shares in BHP and is entitled to participate in employee share holding plans. M. Cortes consents to the inclusion in the presentation of the matters based on their information in the form and context in which it appears.

Ore Reserves are reported in 100 per cent terms. Dry tonnages are reported and all tonnage and quality information has been rounded, hence small differences may be present in the totals. Ore Reserves classification is applied based on mineralisation type, geological understanding and other modifying factors.

Compiled Chile Copper Ore Reserves as at 30 June 2024

Deposit	Ore type	Proved Reserves		Probable Reserves		Total Reserves		BHP interest (%)
		Tonnes (Mt)	% Cu	Tonnes (Mt)	% Cu	Tonnes (Mt)	% Cu	
Chile copper operations								
Escondida	Full SaL	180	0.80	36	0.61	216	0.77	57.5
	Oxide	–	–	–	–	–	–	
	Sulphide	3,370	0.63	1,400	0.54	4,770	0.60	
	Sulphide Leach	1,260	0.38	239	0.37	1,500	0.38	
Spence	Oxide	12	0.63	0.6	0.53	13	0.63	100
	Supergene Sulphide	44	0.60	37	0.51	81	0.56	
	Transitional Sulphide	11	0.55	0.2	0.41	11	0.55	
	Hypogene Sulphide	390	0.57	385	0.50	775	0.54	

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BHP

Competent Person Statement: Copper Mineral Resources

Copper Mineral Resources Competent Person Statement

The information in this slide relates to Copper Mineral Resources as at 30 June 2024. Mineral Resources are inclusive of Ore Reserves and is based on information compiled by Marcelo Cortes as Competent Person (compiler) for all declared Mineral Resources. The information in this presentation that relates to the FY2024 Mineral Resources reported by the Company in compliance with the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012' ('The JORC Code 2012 Edition') in the 2024 BHP Annual Report. Report is available to view on www.bhp.com. M. Cortes is current Member of the Australasian Institute of Mining and Metallurgy (MAusIMM) and he is full-time employee of BHP. M. Cortes has sufficient experience that is relevant to the style of mineralisation and type of deposits under consideration and to the activity which he is undertaking to qualify as Competent Person as defined in the 2012 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code).
M. Cortes owns shares in BHP and is entitled to participate in employee shareholding plans. M. Cortes consents to the inclusion in the presentation of the matters based on their information in the form and context in which it appears.
Mineral Resources as presented are reported in 100 per cent terms. Dry tonnages are reported, and all tonnage and quality information has been rounded, hence small differences may be present in the totals. Mineral Resources classification is applied based on mineralisation type, geological understanding and an assessment of reasonable prospects for eventual economic extraction.

Compiled Copper Mineral Resources as at 30 June 2024

Deposit	Ore Type	Measured Resources		Indicated Resources		Inferred Resources		Total Resources			BHP Interest (%)
		Tonnes (Mt)	% Cu	Tonnes (Mt)	% Cu	Tonnes (Mt)	% Cu	Tonnes (Mt)	% Cu	Contained Metal (Cu kt)	
Escondida	Oxide	90	0.57	14	0.54	2	0.51	106	0.56	594	57.5
	Mixed	50	0.48	37	0.48	20	0.45	107	0.47	503	57.5
	Sulphide	5,080	0.58	4,000	0.53	9,060	0.53	18,100	0.55	99,550	57.5
Cerro Colorado	Oxide	68	0.61	113	0.62	5.7	0.58	187	0.62	1,159	100
	Supergene Sulphide	48	0.58	97	0.58	22	0.64	167	0.59	985	100
	Transitional Sulphide	72	0.45	104	0.41	29	0.42	205	0.43	882	100
	Hypogene Sulphide	–	–	–	–	1,700	0.36	1,700	0.36	6,120	100
Spence	Oxide	14	0.63	1.6	0.59	–	–	16	0.63	101	100
	Supergene Sulphide	82	0.55	29	0.45	0.3	0.42	111	0.52	577	100
	Transitional Sulphide	16	0.58	0.2	0.47	–	–	16	0.58	93	100
	Hypogene Sulphide	736	0.46	696	0.43	786	0.39	2,220	0.43	9,546	100
Copper projects		**Tonnes (Mt)**	**% Cu**	**Tonnes (Mt)**	**% Cu**	**Tonnes (Mt)**	**% Cu**	**Tonnes (Mt)**	**% Cu**	**Cu (kt)**	**BHP Interest**
Pampa Escondida	Sulphide	294	0.53	1,150	0.55	5,400	0.44	6,840	0.46	31,464	57.5
Pinta Verde	Oxide	109	0.59	64	0.52	15	0.54	188	0.56	1,053	57.5
	Sulphide	–	–	23	0.50	37	0.45	60	0.47	282	57.5
Chimborazo	Sulphide	–	–	135	0.50	80	0.60	215	0.54	1,161	57.5
Pantera	OC Sulphide	–	–	13	1.28	7.1	1.09	20	1.21	242	100
Succoth	OC Sulphide	–	–	61	0.57	57	0.52	120	0.54	648	100
Copper gold operations		**Tonnes (Mt)**	**% Cu**	**Tonnes (Mt)**	**% Cu**	**Tonnes (Mt)**	**% Cu**	**Tonnes (Mt)**	**% Cu**	**Cu (kt)**	**BHP Interest**
Pedra Branca	UG Sulphide	0.58	1.57	7.9	1.67	7.3	1.38	16	1.53	245	100
Carrapateena	UG Sulphide	130	0.98	470	0.62	300	0.26	900	0.55	4,950	100
Prominent Hill	UG Sulphide	42	1.15	50	0.86	66	0.85	158	0.93	1,469	100
	SP Sulphide	0.3	1.04	1.6	0.11	–	–	1.9	0.24	5	100
	SP Low-grade	–	–	2.2	0.16	–	–	2.2	0.16	4	100
Copper gold project		**Tonnes (Mt)**	**% Cu**	**Tonnes (Mt)**	**% Cu**	**Tonnes (Mt)**	**% Cu**	**Tonnes (Mt)**	**% Cu**	**Cu (kt)**	**BHP Interest**
Fremantle Doctor	UG Sulphide	–	–	–	–	100	0.51	100	0.51	510	100
Copper uranium gold operation		**Tonnes (Mt)**	**% Cu**	**Tonnes (Mt)**	**% Cu**	**Tonnes (Mt)**	**% Cu**	**Tonnes (Mt)**	**% Cu**	**Cu (kt)**	**BHP Interest**
Olympic Dam	OC Sulphide	3,570	0.61	3,310	0.57	2,840	0.58	9,720	0.59	57,348	100
	UG Sulphide	820	1.55	640	1.48	190	1.44	1,650	1.51	24,915	100
Copper zinc operation		**Tonnes (Mt)**	**% Cu**	**Tonnes (Mt)**	**% Cu**	**Tonnes (Mt)**	**% Cu**	**Tonnes (Mt)**	**% Cu**	**Cu (kt)**	**BHP Interest**
Antamina	Sulphide Cu only	275	0.80	339	0.83	536	0.87	1,150	0.84	9,660	33.75
	Sulphide Cu-Zn	70	0.86	188	1.00	215	1.06	473	1.01	4,777	33.75
	UG Sulphide Cu only	–	–	–	–	268	1.28	268	1.28	3,430	33.75
	UG Sulphide Cu-Zn	–	–	–	–	166	1.12	166	1.12	1,859	33.75

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87

Escondida Alejandro Tapia Asset President Escondida

Disclaimer Forward-looking statements This presentation contains forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements other than statements of historical or present facts, including: statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; global market conditions; guidance; reserves and resources and production forecasts; expectations, plans, strategies and objectives of management; our expectations, commitments, targets, goals and objectives with respect to social value or sustainability; climate scenarios; approval of certain projects and consummation of certain transactions; closure, divestment, acquisition or integration of certain assets, operations or facilities (including associated costs or benefits); anticipated production or construction commencement dates; capital expenditure or costs and scheduling; operating costs, and supply of materials and skilled employees; anticipated productive lives of projects, mines and facilities; the availability, implementation and adoption of new technologies; provisions and contingent liabilities; and tax, legal and other regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘ambition’, ‘aspiration’, ‘goal’, ‘target’, ‘prospect’, ‘project’, ‘see’, ‘anticipate’, ‘estimate’, ‘plan’, ‘objective’, ‘believe’, ‘expect’, ‘commit’, ‘may’, ‘should’, ‘need’, ‘must’, ‘will’, ‘would’, ‘continue’, ‘forecast’, ‘guidance’, ‘outlook’, ‘trend’ or similar words. These statements discuss future expectations or performance, or provide other forward-looking information. Forward-looking statements are based on management’s expectations and reflect judgements, assumptions, estimates and other information available as at the date made. BHP cautions against reliance on any forward-looking statements. These statements do not represent guarantees or predictions of future financial or operational performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. For example, our future revenues from our assets, projects or mines described in this presentation will be based, in part, on the market price of the commodities produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. In addition, there are limitations with respect to scenario analysis, including any climate-related scenario analysis, and it is difficult to predict which, if any, of the scenarios might eventuate. Scenario analysis is not an indication of probable outcomes and relies on assumptions that may or may not prove to be correct or eventuate. Other factors that may affect the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and deliver the products extracted to applicable markets; the impact of economic and geopolitical factors, including foreign currency exchange rates on the market prices of the commodities we produce and competition in the markets in which we operate; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes and royalties or implementation of trade or export restrictions; changes in environmental and other regulations; political or geopolitical uncertainty; labour unrest; weather, climate variability or other manifestations of climate change; and other factors identified in the risk factors discussed in section 8.1 of the Operating and Financial Review (OFR) in the BHP Annual Report 2024 and BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Presentation of data Unless expressly stated otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the year ended 30 June 2024 compared with the year ended 30 June 2023; total operations refers to the combination of continuing and discontinued operations; continuing operations refers to data presented excluding Petroleum from the 2021 financial year onwards; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100% basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium term refers to a five-year horizon, unless otherwise noted. Throughout this presentation, production volumes and financials for the operations from BHP’s acquisition of OZ Minerals Limited (OZL) during FY2023 are for the period of 1 May to 30 June 2023, whilst the acquisition completion date was 2 May 2023. Unless expressly stated otherwise, information and data in this presentation related to BHP’s social value or sustainability position or performance does not reflect BHP’s acquisition of OZL nor BHP’s interest in non-operated assets. Due to the inherent uncertainty and limitations in measuring greenhouse gas (GHG) emissions under the calculation methodologies used in the preparation of such data, all GHG emissions data or references to GHG emissions (including ratios or percentages) in this presentation are estimates. Emissions calculation and reporting methodologies may change or be progressively refined over time resulting in the need to restate previously reported data. There may also be differences in the manner that third parties calculate or report GHG emissions compared to BHP, which means that third-party data may not be comparable to our data. For information on how we calculate our GHG emissions, refer to the BHP GHG Emissions Calculation Methodology 2024, available at bhp.com. Numbers presented may not add up precisely to the totals provided due to rounding. All footnote content (except in the Annexures) is contained on slide 28. Non-IFRS information We use various Non-IFRS information to reflect our underlying performance. For further information, the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, please refer to section 10 ‘Non-IFRS financial information’ in the BHP Annual Report 2024. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities or a solicitation of any vote or approval, in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this presentation, the terms ‘BHP’, the ‘Company, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ourselves’ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to note 30 ‘Subsidiaries’ of the Financial Statements in the BHP Annual Report 2024 for a list of our significant subsidiaries. Those terms do not include non-operated assets. This presentation covers BHP’s functions and assets (including those under exploration, projects in development or execution phases, sites and operations that are closed or in the closure phase) that have been wholly owned and operated by BHP or that have been owned as a joint venture1 operated by BHP (referred to in this presentation as ‘operated assets’ or ‘operations’) during the period from 1 July 2023 to 30 June 2024, unless otherwise stated. BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this presentation as ‘non-operated joint ventures’ or ‘non-operated assets’). Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless expressly stated otherwise. 1. References in this presentation to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset. 2024 Chilean copper site tour 19 November 2024 2

Meet the team Alejandro Tapia Jose Quiñones Olga Alfaro President GM Mine GM Concentrator Escondida Operations Operations Lisset Hormazabal Yerko Fuentes Romina Maggiolo GM Cathode GM Non-Process Head of BHP Operations Infrastructure Operating System Carolina Cuadros Claudio Reygadas Head of Health, GM Planning, Technical Safety & Security & Environment Valentino Rota Danielle Laport GM Integrated Head of Finance Operations Business Partnership 2024 Chilean copper site tour 19 November 2024 3

Welcome to Escondida Los Colorados A globally significant copper asset concentrator Escondida Norte pit Large and high-margin • World’s largest copper mine • Costs in 2nd quartile Sulphide Leach pad • ROCE 27%, EBITDA margin 58% in FY24 OLAP pad Escondida pit Long life today… • In production since 1990, mine life remaining You are here of +65 years1 SX / EW • Resource of 26 Bt @ 0.53% copper 2 Oxide pads …attractive optionality for the future • Multiple growth options across 4 pathways • Options with both concentrators and leaching Laguna Seca concentrators • Home to our BHP Innovation Leaching Facility N 0 km 5 Map data ©2023 Google / Airbus 2024 Chilean copper site tour 19 November 2024 4

Safety is our highest priority

Ensuring our workforce return home safe everyday through culture, systems and controls

- 39 out of 60 Fatality Elimination Program initiatives implemented since FY21; expect to conclude in FY25
- Standardised routines with contractors, performance monitoring and executive-led coaching
- Safety culture strengthened by BHP Operating System (BOS) practices
- Committed to eliminating sexual harassment, racism and intimidation

High potential injury frequency (HPIF)
(per million exposure hours)



0.23
0.23
0.07
0.08
0
FY20
FY21
FY22
FY23
FY24

Total recordable injury frequency (TRIF)
(per million exposure hours)



1.5
1.3
1.3
1.3
0.8
FY20
FY21
FY22
FY23
FY24



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BHP

Delivering social value

Escondida has multiple globally leading sustainability practices in copper operations setting us up well for future permitting approvals

Our social value framework

Decarbonisation	Healthy environment	Indigenous partnerships	Safe, inclusive and future ready workforce	Thriving, empowered communities	Responsible supply chains
Operational GHG emissions	Responsible site closure	Building relationships based on trust, respect and mutual benefit	Enhancing safety, diversity, capability and wellbeing	Contributing to long-term prosperity and resilience	Supporting ethical, sustainable and transparent supply chains
100% use of renewable electricity	**~25%** of site footprint to be rehabilitated over next 10 years	**~11%** Indigenous employee participation for FY24	**40%** female employee participation for FY24	**US$777 m** overall local spend for FY24	**Copper Mark Certification** since 2021

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BHP

An inclusive and diverse operation

Enhancing the diversity, capability and wellbeing for our employee workforce

Achieved gender balance[3] in FY24

Female participation **40%** vs. Chilean copper industry average **~21%**

Since 2017, Escondida has implemented a training program called "Mineras", an initiative that trains women to be part of the industry

702 Women trained

380 Hired by Escondida

People with disabilities **~2%**

Indigenous participation **~11%**


BHP
ESCONDIDA

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BHP

Social investment projects in Antofagasta

Supports Escondida's license to operate by creating sustainable partnerships with key regional organisations and stakeholders

Regional Entrepreneurship Ecosystem

- 60 start-ups have graduated from Aster since 2022, achieving US$7 m in revenues, US$2.5 m investments and 10 new deals with mining companies
- In 2024, Aster members participated in a pitch contest at EXPONOR
- In FY25, we initiated a plan of collaboration between local start-ups and Escondida's operations



Skills of the Future

- We are starting with the 5th generation of Sesiones Heuma, working with engineering students of the two local universities and the 3rd generation of Código Futuro
- Provides training on programming, autonomy and other technological skills to 2,500 students from seven technical schools in the Antofagasta Region, including Indigenous communities


CÓDIGO FUTURO
2024
CÓDIGO FUTURO

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BHP

Environmental credentials ahead of our competitors BHP was an early mover on desalinated water and our operations run on fully renewable power • >US$4 bn invested in desalinated water supply for BHP’s mines in Chile over last 15 years, including for Escondida • Escondida’s concentrators have operated exclusively with desalinated water since January 2020 • 100% renewable power since January 2022 from Power Purchase Agreements • The Energy and Fresh Water Sustainability Program at Escondida uses digital innovation to collect data in real time to manage and control water and energy consumption Reduction in consumption delivered: 3.5 gigalitres of water since FY22 118 GWh of electricity since FY22 Desalination plant 2024 Chilean copper site tour 19 November 2024 9

A large scale, fully integrated operation

~26 Bt Mineral Resources[2]	Two open pits	Autonomous zone with 15 trucks operating	Copper oxide and sulphide leaching processes	Three concentrator plants	Two desalination plants	Rail line	Port facility
0.53% Cu grade 6.5 Bt Ore Reserves 0.55% Cu grade	Escondida and Escondida Norte	Staged roll out underway		Los Colorados, Laguna Seca 1 & 2	Installed capacity of 3,700 litres per second	216 km to Antofagasta port (Cathodes export)	Coloso (Concentrate export)

Supported by Copper Advanced Services (Remote operations centre) located in Santiago


Copper Advanced Services


Escondida

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BHP

A globally significant copper resource Drives long life and underpins our growth potential Multi decade asset with strong resource base Escondida is the world’s largest copper resource…4 (Copper contained, Mt) (Copper grade, %) 200 1.0 Excludes Josemaria, Filo del Sol and NOJVs Pinta Verde 160 0.8 120 0.6 Los Colorados Escondida Norte 80 0.4 Concentrator Pampa 40 0.2 Copper grade (%) Escondida 0 0.0 12 3 4 5 67 8 9 Escondida PL1 / N17 Competitor Competitor Competitor Competitor Competitor Competitor Competitor Competitor Competitor Resources Reserves Escondida 15 Bt 0.55% Cu 4.4 Bt 0.58% Cu Chilean assets including Escondida with ~26Bt of resource @ 0.53% Cu BHP grade Escondida Norte 3 Bt 0.49% Cu 2.1 Bt 0.51% Cu BHP ex-Chile (excludes Josemaria, Filo del Sol and NOJVs) Competitor grade Competitors contained metal Pinta Verde 248 Mt 0.54% Cu Pampa Escondida ~7 Bt 0.46% Cu 2024 Chilean copper site tour 19 November 2024 11

Exploiting high grade areas is key to growth Areas such as PL1 important in near term with PL2 key in the longer term after Los Colorados closure Cross section A-A’ shows potential progression of Escondida pit over the decades to come (Resource model 2024) Los Colorados Concentrator location PL2 PL3 A PL3 PL2 A’ PL1 Los Colorados PL1 Reserve Pit 2024 Resource Pit 2024 PL1S A Reserve Pit 2024 Copper Grade (%) Hamburgo Copper Tailings Mineralisation is open at depth Grade 0 500m 1,000m > > Resource Pit 2024 2024 Chilean copper site tour 19 November 2024 12

Managing geotechnical challenges Measures taken are working to ensure stable operational performance • PL1 is a high-grade portion of the Escondida pit that has PL1 Los Colorados challenging geotechnical characteristics • 8 geotechnical issues identified in FY22 generating minor production impacts • Measures taken to stabilise the impacted zone included injection of cement and resin into impacted area, changing pit wall angles • In August 2024, a new geotechnical instability was detected Impacted ramp indicating a movement in slow motion and without acceleration • We continue to carry out ongoing monitoring, early detection, and mitigation measures as required 2024 Chilean copper site tour 19 November 2024 13

A fully integrated mine to port value chain Mine Crushing Concentrators Infrastructure & Ports Services Dumps Waste Laguna Seca 1 Desalination Plants Low- grade Crusher 1 Oxides Sulphide sulphides Laguna Seca 2 Laguna Seca Tailing Dam Crusher 2 Copper Concentrate Coloso Crusher 3 Filter Plant Concentrate Port transported Los Colorados Crusher 5 Sulphide Leach Cathodes Stacking Oxide Leach Oxide Leach Crusher 4 Copper Antofagasta Stock Pile Cathodes Port Copper Cathodes transported Reclaiming Copper Advanced Services 2024 Chilean copper site tour 14 19 November 2024 14 Process area likely to be impacted by growth

Mining operations overview Escondida operates a large fleet in two pits to consistently move >1.2 million tonnes per day of material Two open pit operations Additional trucks have helped increase material movement over time (Material moved, Mtpd) (Number of trucks) • Escondida Pit 1.6 200 • Escondida Norte Pit 180 1.4 160 Current mining equipment and fixed infrastructure 1.2 140 • 188 trucks 1.0 120 • 18 electric shovels including the largest Komatsu P&H 4800 • 65 ancillary equipment 0.8 100 • 4 primary crushers and conveyance system for concentrators 80 0.6 • 1 primary crusher and conveyance system for cathodes 60 0.4 Full fleet replacement underway 40 0.2 • New truck fleet unlocks additional capacity and enables 20 transition to autonomous operations 0.0 0 • Move to diesel electric trucks to be phased over time FY01 FY02 FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19 FY20 FY21 FY22 FY23 FY24 • 15 autonomous trucks operating in Escondida Norte Material moved Number of trucks 2024 Chilean copper site tour 19 November 2024 15

Escondida has begun its move into autonomy

Delivery of autonomous trucks and drills ongoing

- Autonomous trucks currently in Escondida Norte pit
  - 15 out of 36 trucks
- Total conversion of 141 trucks by FY30
- Main achievements during 8 months of operation
  - Zero safety events
  - Over 17 Mt of waste movement
  - Expected to have the largest autonomous fleet in South America by end-FY25
- Autonomous drills progressing aligned to plan (20% progress) with zero safety incidents during deployment


Autonomous truck

Timeline for autonomous haulage trucks conversion at Escondida Norte pit

March 2024	Apr 2024	Dec 2024	Jul 2025	FY27	FY30
Start of operation (Stripping Operation)	Start of night shift	Entry into Ore (~20 trucks)	36 Tucks converted Escondida Norte 100% Autonomous	52 trucks converted and operating at Escondida Norte	All trucks converted

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16

BHP

Increasing mine movement key to unlocking growth

Changes to fleet and mine design to help deliver increased volumes

- Current[5] ex-pit mine movement ~400 Mtpa
  - 134 Mtpa to concentrators, average grade 0.82% Cu
  - 36 Mtpa to Sulphide Leach, average grade 0.42% Cu
- Productivity initiatives and mine design will enable volume increase to >500 Mtpa
  - Mine design changes with larger pushbacks, more access ramps and change in pit wall angle
  - Fleet upgrade with larger trucks and shovels and increase in number of trucks (up to ~190 ultra-class new trucks)
  - Productivity initiatives
- Potential for new open pit in Pinta Verde will exploit oxide leach latent capacity


Growth
~130 Mtpa
400 Mtpa
Current system capacity
400 Mtpa
Current
Future
Current mining rate
Future increase

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BHP

Concentrator operations are a strong base for growth Operating three concentrators that account for ~80% of total copper produced at Escondida Today Future Los Colorados (1990) Los Colorados extension and closure – 96 ktpd capacity; 3 SAG mills and 7 ball mills – High grade ore sitting below plant, access timing dependent on extension – 2017 major overhaul to extend operation to at least FY27 Laguna Seca Expansion Laguna Seca Line 1 (2002) – Focus on both lines to improve existing facility with debottlenecking, – 130 ktpd capacity; 1 SAG mill and 4 ball mills increase throughput by 40 ktpd (~15 Mtpa) and improve recovery by Laguna Seca Line 2 (OGP1 delivered 2015) ~1-4ppt from 85% in FY24 – 147 ktpd capacity; 1 SAG mill and 4 ball mills New Concentrator – New facility with 125 ktpd (~45 Mtpa) capacity incorporating new Staged expansions over time have helped to maintain production technology of coarse particle flotation (Production, Cu contained in concentrate, ktpa) 1,400 1,200 LS2 1,000 LS1 800 600 LC 400 200 0 FY91 FY96 FY01 FY06 FY11 FY16 FY21 Escondida New Concentrator 2024 Chilean copper site tour 19 November 2024 18

Cathode operations provides range of options Leveraging emerging leaching technology to offset production decline and utilise installed latent capacity Today Future • Two solvent extraction processes • Full SaL expected to deliver incremental ~55 ktpa of copper cathodes between CY25—CY34 to leach mixed and secondary – Oxide ores crushed and processed at a dynamic leach pad; sulphide ores acid leaching process – Sulphide ores (lower grade) processed (not crushed) at a static • Leaching technologies applied to sulphide leach existing facilities to pad; bioleaching process utilise latent capacity – Jetti catalyst improve sulphide bioleaching recovery • Current cathode production ~200 ktpa – BHP Leach to recover additional copper from ~ 20 years of spent • Electrowinning facilities have a nominal installed capacity to processed ore generated from existing sulphide leach process produce ~350 ktpa cathode • Plus, potential of emerging technologies to further improve recovery of sulphides at current pad Photo to be updated Cathodes facility Oxide leach pad 2024 Chilean copper site tour 19 November 2024 19

Port of Coloso supports current and future operation 100% of the water used at Escondida site and port is produced via our desalination facilities Fully integrated port facility supporting Escondida Copper concentrate filter • 6 press filters with capacity of ~12 ktpd • Copper concentrate stockpile facilities • Capacity to store ~140 kt with up to 10 days filtration possible without loading concentrate Shiploader • Capacity to load ~18 ktpd Two desalination plants • Plant 0 with a capacity of ~500 litres per second • Plant EWS with a capacity of ~3,200 litres per second • Both plants are expandable to address future water needs Port of Coloso 2024 Chilean copper site tour 19 November 2024 20

Relentless pursuit of operational excellence

Safer, lower cost, more reliable, more productive

Leveraging BOS to deliver operational excellence

Laguna Seca clay management standardisation

- Developed a clay management standard to ensure operational continuity and manage instability caused by material ingress

Increasing the reliability of crushing and conveying

- Analysed performance of the primary crushers and conveyors
- Created standardised tablet-based inspections, identified critical equipment and reviewed inventory and stocking
- Realised a 74% increase in Mean Time Between Failures (MTBF)

Trends in equipment utilisation are improving…
(All Escondida equipment utilisation, %)


85
80
75
70
65
60
FY21
FY22
FY23
FY24
FY25
(Plan)

…along with production time trends
(Ultra-class trucks annual production time, hours)


6,000
5,500
5,000
FY21
FY22
FY23
FY24
FY25
(Plan)

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BHP

Application of technology and Artificial Intelligence Our size and scale generates significant amounts of data, enabling us to use machine learning and AI to deliver tangible value Machine learning and AI has allowed us to capture significant value since FY22 118 GWh 3.5 Gl +0.3% +$19 mn Optimal blasting Reduced electricity Water consumption Increase copper design to mitigate consumption savings concentrator recovery coarse ore restriction 2024 Chilean copper site tour 19 November 2024 22

Delivering growth near term

Our guidance shows an ~10% increase in production before a decline from FY27 for a period

FY24 strong performance

Production (kt)	Cost (US$/lb)[6]
1,125	1.45

- Unit cost increase (+4% YoY) kept below inflation-linked costs
- Increased production (+7% YoY) primarily due to higher concentrator feed grade of 0.88%

FY25 guidance shows growth

Production (kt)	Cost (US$/lb)[6]
1,180 – 1,300	1.30 – 1.60

- Production weighted to second half
- FY25 and FY26 expected to average between 1,200 - 1,300 ktpa

Medium term guidance

Production (ktpa)	Cost (US$/lb)[6]
900 – 1,000	1.50 – 1.80

- Production expected to decline from FY27 for a period


Laguna Seca SAG mill

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BHP

Strong and consistent returns A large and high-quality business, Escondida is the cornerstone of BHP Copper Consistent EBITDA margins averaging ~60% over last 20 years Generating significant EBITDA…and healthy returns7 90 80 70 60 50 $4.9 bn 30% 40 30 20 EBITDA p.a. 5-year average 5-year average ROCE 10 0 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19 FY20 FY21 FY22 FY23 FY24 Maintaining a stable cost base over the long run ~67% of BHP Copper EBITDA in FY24 2.00 4% Unit costs 17% lower than FY10 inflation adjusted 1.50 18% Escondida 1.00 Pampa Norte 0.50 11% Copper SA 67% NOJV / Other 0.00 FY10 FY12 FY14 FY16 FY18 FY20 FY22 FY24 Cash cost (net)/pound US$ FY10 Cost Rebased 2024 Chilean copper site tour 19 November 2024 24

Escondida has a long history of managing grade decline Discovered in 1981 with operations beginning in 1990, investment over time has helped to offset natural grade decline Copper Production Copper Head Grade (copper, ktpa) (%) 1,600 3.00 Sulphide leach 1,400 Laguna Seca 2.50 Line 2 (OGP1 ) 1,200 Laguna Seca Oxide leach Line 1 LCE project 2.00 1,000 800 1.50 600 1.00 400 0.50 200 0 0.00 FY91 FY92 FY93 FY94 FY95 FY96 FY97 FY98 FY99 FY00 FY01 FY02 FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19 FY20 FY21 FY22 FY23 FY24 Cu in Cathode Cu in Concentrate Head Grade 2024 Chilean copper site tour 19 November 2024 25

What you will be seeing today… The world’s largest copper mine Open pit Concentrators Cathodes BHP Leach demonstration pad 2024 Chilean copper site tour 19 November 2024 26

BHP

Footnotes 1. Slide 4: Based on the Escondida Ore Reserves and Mineral Resources at 30 June 2024 in 100% terms reported in compliance with the JORC Code. 2. Slide 4, 10: For further information on Ore Reserves and Mineral Resources, refer to slides 29 and 30. 3. Slide 7: We define gender balance as a minimum 40 per cent women and 40 per cent men in line with the definitions used by entities such as the International Labour Organization. 4. Slide 11: BHP data based on FY24 BHP Annual Report, data presented on ownership basis. Competitor copper resource data based on Wood Mackenzie Q2 2024 information. For further information on Mineral Resources refer to slide 30. 5. Slide 17: Current ex-pit material movement based on FY20 to FY24 averages. 6. Slide 23: Average realised exchange rates for FY24 of USD/CLP 907 (FY24 guidance rate USD/CLP 810); FY25 and medium term USD/CLP 842 (guidance). 7. Slide 24: ROCE is defined as EBIT divided by average capital employed. Figures sourced from the financial statements published on the Chilean Financial Regulator website. 2024 Chilean copper site tour 19 November 2024 28

Competent Person Statement: Copper Ore Reserves

Chile Copper Ore Reserves Competent Person Statement

The information in this slide relates to Copper Ore Reserves as at 30 June 2024. Ore Reserves are based on information compiled by Marcelo Cortes as Competent Person (compiler) for all declared Ore Reserves. The information in this presentation that relates to the FY2024 Ore Reserves reported by the Company in compliance with the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012' ('The JORC Code 2012 Edition') in the 2024 BHP Annual Report. Report is available to view on www.bhp.com.

M. Cortes is current Member of the Australasian Institute of Mining and Metallurgy (MAusIMM) and he is full-time employee of BHP. M. Cortes has sufficient experience that is relevant to the style of mineralisation and type of deposits under consideration and to the activity which he is undertaking to qualify as Competent Person as defined in the 2012 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code). M. Cortes owns shares in BHP and is entitled to participate in employee share holding plans. M. Cortes consents to the inclusion in the presentation of the matters based on their information in the form and context in which it appears.

Ore Reserves are reported in 100 per cent terms. Dry tonnages are reported and all tonnage and quality information has been rounded, hence small differences may be present in the totals. Ore Reserves classification is applied based on mineralisation type, geological understanding and other modifying factors.

Compiled Chile Copper Ore Reserves as at 30 June 2024

Deposit	Ore type	Proved Reserves		Probable Reserves		Total Reserves		BHP interest (%)
		Tonnes (Mt)	% Cu	Tonnes (Mt)	% Cu	Tonnes (Mt)	% Cu	
Chile copper operations								
Escondida	Full SaL	180	0.80	36	0.61	216	0.77	57.5
	Oxide	–	–	–	–	–	–	
	Sulphide	3,370	0.63	1,400	0.54	4,770	0.60	
	Sulphide Leach	1,260	0.38	239	0.37	1,500	0.38	
Spence	Oxide	12	0.63	0.6	0.53	13	0.63	100
	Supergene Sulphide	44	0.60	37	0.51	81	0.56	
	Transitional Sulphide	11	0.55	0.2	0.41	11	0.55	
	Hypogene Sulphide	390	0.57	385	0.50	775	0.54	

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BHP

Competent Person Statement: Copper Mineral Resources

Copper Mineral Resources Competent Person Statement

The information in this slide relates to Copper Mineral Resources as at 30 June 2024. Mineral Resources are inclusive of Ore Reserves and is based on information compiled by Marcelo Cortes as Competent Person (compiler) for all declared Mineral Resources. The information in this presentation that relates to the FY2024 Mineral Resources reported by the Company in compliance with the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012' ('The JORC Code 2012 Edition') in the 2024 BHP Annual Report. Report is available to view on www.bhp.com. M. Cortes is current Member of the Australasian Institute of Mining and Metallurgy (MAusIMM) and he is full-time employee of BHP. M. Cortes has sufficient experience that is relevant to the style of mineralisation and type of deposits under consideration and to the activity which he is undertaking to qualify as Competent Person as defined in the 2012 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code).

M. Cortes owns shares in BHP and is entitled to participate in employee shareholding plans. M. Cortes consents to the inclusion in the presentation of the matters based on their information in the form and context in which it appears.

Mineral Resources as presented are reported in 100 per cent terms. Dry tonnages are reported, and all tonnage and quality information has been rounded, hence small differences may be present in the totals. Mineral Resources classification is applied based on mineralisation type, geological understanding and an assessment of reasonable prospects for eventual economic extraction.

Compiled Copper Mineral Resources as at 30 June 2024

Deposit	Ore Type	Measured Resources		Indicated Resources		Inferred Resources		Total Resources			BHP Interest (%)
		Tonnes (Mt)	% Cu	Tonnes (Mt)	% Cu	Tonnes (Mt)	% Cu	Tonnes (Mt)	% Cu	Contained Metal (Cu kt)	
Escondida	Oxide	90	0.57	14	0.54	2	0.51	106	0.56	594	57.5
	Mixed	50	0.48	37	0.48	20	0.45	107	0.47	503	57.5
	Sulphide	5,080	0.58	4,000	0.53	9,060	0.53	18,100	0.55	99,550	57.5
Cerro Colorado	Oxide	68	0.61	113	0.62	5.7	0.58	187	0.62	1,159	100
	Supergene Sulphide	48	0.58	97	0.58	22	0.64	167	0.59	985	100
	Transitional Sulphide	72	0.45	104	0.41	29	0.42	205	0.43	882	100
	Hypogene Sulphide	–	–	–	–	1,700	0.36	1,700	0.36	6,120	100
Spence	Oxide	14	0.63	1.6	0.59	–	–	16	0.63	101	100
	Supergene Sulphide	82	0.55	29	0.45	0.3	0.42	111	0.52	577	100
	Transitional Sulphide	16	0.58	0.2	0.47	–	–	16	0.58	93	100
	Hypogene Sulphide	736	0.46	696	0.43	786	0.39	2,220	0.43	9,546	100
Copper projects		**Tonnes (Mt)**	**% Cu**	**Tonnes (Mt)**	**% Cu**	**Tonnes (Mt)**	**% Cu**	**Tonnes (Mt)**	**% Cu**	**Cu (kt)**	**BHP Interest**
Pampa Escondida	Sulphide	294	0.53	1,150	0.55	5,400	0.44	6,840	0.46	31,464	57.5
Pinta Verde	Oxide	109	0.59	64	0.52	15	0.54	188	0.56	1,053	57.5
	Sulphide	–	–	23	0.50	37	0.45	60	0.47	282	57.5
Chimborazo	Sulphide	–	–	135	0.50	80	0.60	215	0.54	1,161	57.5
Pantera	OC Sulphide	–	–	13	1.28	7.1	1.09	20	1.21	242	100
Succoth	OC Sulphide	–	–	61	0.57	57	0.52	120	0.54	648	100
Copper gold operations		**Tonnes (Mt)**	**% Cu**	**Tonnes (Mt)**	**% Cu**	**Tonnes (Mt)**	**% Cu**	**Tonnes (Mt)**	**% Cu**	**Cu (kt)**	**BHP Interest**
Pedra Branca	UG Sulphide	0.58	1.57	7.9	1.67	7.3	1.38	16	1.53	245	100
Carrapateena	UG Sulphide	130	0.98	470	0.62	300	0.26	900	0.55	4,950	100
Prominent Hill	UG Sulphide	42	1.15	50	0.86	66	0.85	158	0.93	1,469	100
	SP Sulphide	0.3	1.04	1.6	0.11	–	–	1.9	0.24	5	100
	SP Low-grade	–	–	2.2	0.16	–	–	2.2	0.16	4	100
Copper gold project		**Tonnes (Mt)**	**% Cu**	**Tonnes (Mt)**	**% Cu**	**Tonnes (Mt)**	**% Cu**	**Tonnes (Mt)**	**% Cu**	**Cu (kt)**	**BHP Interest**
Fremantle Doctor	UG Sulphide	–	–	–	–	100	0.51	100	0.51	510	100
Copper uranium gold operation		**Tonnes (Mt)**	**% Cu**	**Tonnes (Mt)**	**% Cu**	**Tonnes (Mt)**	**% Cu**	**Tonnes (Mt)**	**% Cu**	**Cu (kt)**	**BHP Interest**
Olympic Dam	OC Sulphide	3,570	0.61	3,310	0.57	2,840	0.58	9,720	0.59	57,348	100
	UG Sulphide	820	1.55	640	1.48	190	1.44	1,650	1.51	24,915	100
Copper zinc operation		**Tonnes (Mt)**	**% Cu**	**Tonnes (Mt)**	**% Cu**	**Tonnes (Mt)**	**% Cu**	**Tonnes (Mt)**	**% Cu**	**Cu (kt)**	**BHP Interest**
Antamina	Sulphide Cu only	275	0.80	339	0.83	536	0.87	1,150	0.84	9,660	33.75
	Sulphide Cu-Zn	70	0.86	188	1.00	215	1.06	473	1.01	4,777	33.75
	UG Sulphide Cu only	–	–	–	–	268	1.28	268	1.28	3,430	33.75
	UG Sulphide Cu-Zn	–	–	–	–	166	1.12	166	1.12	1,859	33.75

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BHP

Spence Cristian Sandoval Asset President Pampa Norte

Disclaimer Forward-looking statements This presentation contains forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements other than statements of historical or present facts, including: statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; global market conditions; guidance; reserves and resources and production forecasts; expectations, plans, strategies and objectives of management; our expectations, commitments, targets, goals and objectives with respect to social value or sustainability; climate scenarios; approval of certain projects and consummation of certain transactions; closure, divestment, acquisition or integration of certain assets, operations or facilities (including associated costs or benefits); anticipated production or construction commencement dates; capital expenditure or costs and scheduling; operating costs, and supply of materials and skilled employees; anticipated productive lives of projects, mines and facilities; the availability, implementation and adoption of new technologies; provisions and contingent liabilities; and tax, legal and other regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘ambition’, ‘aspiration’, ‘goal’, ‘target’, ‘prospect’, ‘project’, ‘see’, ‘anticipate’, ‘estimate’, ‘plan’, ‘objective’, ‘believe’, ‘expect’, ‘commit’, ‘may’, ‘should’, ‘need’, ‘must’, ‘will’, ‘would’, ‘continue’, ‘forecast’, ‘guidance’, ‘outlook’, ‘trend’ or similar words. These statements discuss future expectations or performance, or provide other forward-looking information. Forward-looking statements are based on management’s expectations and reflect judgements, assumptions, estimates and other information available as at the date made. BHP cautions against reliance on any forward-looking statements. These statements do not represent guarantees or predictions of future financial or operational performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. For example, our future revenues from our assets, projects or mines described in this presentation will be based, in part, on the market price of the commodities produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. In addition, there are limitations with respect to scenario analysis, including any climate-related scenario analysis, and it is difficult to predict which, if any, of the scenarios might eventuate. Scenario analysis is not an indication of probable outcomes and relies on assumptions that may or may not prove to be correct or eventuate. Other factors that may affect the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and deliver the products extracted to applicable markets; the impact of economic and geopolitical factors, including foreign currency exchange rates on the market prices of the commodities we produce and competition in the markets in which we operate; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes and royalties or implementation of trade or export restrictions; changes in environmental and other regulations; political or geopolitical uncertainty; labour unrest; weather, climate variability or other manifestations of climate change; and other factors identified in the risk factors discussed in section 8.1 of the Operating and Financial Review (OFR) in the BHP Annual Report 2024 and BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Presentation of data Unless expressly stated otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the year ended 30 June 2024 compared with the year ended 30 June 2023; total operations refers to the combination of continuing and discontinued operations; continuing operations refers to data presented excluding Petroleum from the 2021 financial year onwards; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100% basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium term refers to a five-year horizon, unless otherwise noted. Throughout this presentation, production volumes and financials for the operations from BHP’s acquisition of OZ Minerals Limited (OZL) during FY2023 are for the period of 1 May to 30 June 2023, whilst the acquisition completion date was 2 May 2023. Unless expressly stated otherwise, information and data in this presentation related to BHP’s social value or sustainability position or performance does not reflect BHP’s acquisition of OZL nor BHP’s interest in non-operated assets. Due to the inherent uncertainty and limitations in measuring greenhouse gas (GHG) emissions under the calculation methodologies used in the preparation of such data, all GHG emissions data or references to GHG emissions (including ratios or percentages) in this presentation are estimates. Emissions calculation and reporting methodologies may change or be progressively refined over time resulting in the need to restate previously reported data. There may also be differences in the manner that third parties calculate or report GHG emissions compared to BHP, which means that third-party data may not be comparable to our data. For information on how we calculate our GHG emissions, refer to the BHP GHG Emissions Calculation Methodology 2024, available at bhp.com. Numbers presented may not add up precisely to the totals provided due to rounding. All footnote content (except in the Annexures) is contained on slide 22. Non-IFRS information We use various Non-IFRS information to reflect our underlying performance. For further information, the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, please refer to section 10 ‘Non-IFRS financial information’ in the BHP Annual Report 2024. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities or a solicitation of any vote or approval, in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this presentation, the terms ‘BHP’, the ‘Company, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ourselves’ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to note 30 ‘Subsidiaries’ of the Financial Statements in the BHP Annual Report 2024 for a list of our significant subsidiaries. Those terms do not include non-operated assets. This presentation covers BHP’s functions and assets (including those under exploration, projects in development or execution phases, sites and operations that are closed or in the closure phase) that have been wholly owned and operated by BHP or that have been owned as a joint venture1 operated by BHP (referred to in this presentation as ‘operated assets’ or ‘operations’) during the period from 1 July 2023 to 30 June 2024, unless otherwise stated. BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this presentation as ‘non-operated joint ventures’ or ‘non-operated assets’). Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless expressly stated otherwise. 1. References in this presentation to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset. 2024 Chilean copper site tour 20 November 2024 2

Meet the team Cristian Sandoval Rodrigo Caballero President GM Pampa Norte Operations Eliana Calderon Pedro Gonzalez-Carbonell Juliet Taylor Head of Health, GM Planning, Technical & GM Integrated Safety and Security Environment Operations Rodrigo Barrera Alejandro Heibron Lilia Bustamante GM Engineering, Director Manager Water & Tailings Cerro Colorado BOS 2024 Chilean copper site tour 20 November 2024 3

Welcome to Spence

A long-life copper asset

Improved performance and increased production

- Part of Pampa Norte (along with Cerro Colorado)
- Record production in FY24 +6% YoY, medium term guidance ~250 ktpa

Long-life asset

- In production since 2006
- The Spence Growth Option (SGO) project added a concentrator and extended life beyond 2050

Attractive optionality for the future

- Growth options across 4 pathways[1]
- Option to expand throughput at the concentrator
- Potential to extend cathode life through new leaching technologies leveraging latent SXEW capacity



Tailings Dam
Concentrator
Electrowinning
Mine
Concentrate Filtering Plant
You are here
Leaching Pads

2024 Chilean copper site tour
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BHP

Safety is our highest priority

Ensuring our workforce return home safe everyday through culture, systems and controls

- Build a safety culture centered on frontline engagement through our **Field Leadership Program** and the **BHP Operating System (BOS)**
- Steady and continuous progress in our **Fatality Elimination Program**; implementation of controls are closely monitored and have been delivered to plan
- Integrate **partner companies** as key players – Create **co-ownership** of site safety outcomes and field leadership adoption by our **contractors**
- **Inclusion and diversity** are crucial aspects of workplace safety



High-potential injury (HPI) events[2]


5
3
2
7
0
FY20
FY21
FY22
FY23
FY24

Total recordable injury frequency (TRIF)[2]
(per million exposure hours)


1.8
2.0
1.8
1.6
1.9
FY20
FY21
FY22
FY23
FY24

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BHP

Delivering social value

Spence has made tangible progress across our framework setting us up well for future permitting approvals

Decarbonisation	Healthy environment	Indigenous partnerships	Safe, inclusive and future ready workforce	Thriving, empowered communities	Responsible supply chains
Operational GHG emissions	Water	Indigenous procurement	Safety, diversity, capability and wellbeing	Contributing to long-term prosperity	Ethical, sustainable and transparent
GHG emissions (Scopes 1 and 2) ↓ 56% from FY20 baseline	Water sources > 90% of total consumed water comes from a desalination plant (third party)	Indigenous business spend ~US$14 m in FY24 (and FY23)	Female employee participation > 41% in FY24 (> 43% female leadership participation)	Investment in social projects ~US$9 m in FY24 (Spence ~US$3 m and Cerro Colorado ~US$6 m)	Copper Mark Certification achieved

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BHP

Delivering social investment projects in Sierra Gorda

Maintaining a strong social value proposition and stakeholder engagement are fundamental to achieving Spence's growth objectives

Spence Education Strategy in Sierra Gorda

Impact

- 111 beneficiaries with education scholarships increasing scholarship coverage by +22% and improving educational pathways for potential future workforce

Main achievements

- Inauguration of two new STEAM[3] classrooms
- Robotics and electromobility festival

FY25 aspiration

- Increase number of beneficiaries by +10%



Entrepreneurship program "Transforma Sierra Gorda"

Impact

- 90 companies benefited, creating capacity in the local economy

Main achievements

- 100% effective participation in training
- 55% increase in program coverage lines

FY25 aspiration

- Increase coverage adding 20 new companies



Employability program "Sin Límites"

Impact

- 47 program participants including 20 apprentices, increasing local employment at Spence

Main achievements

- 332 people completed training courses
- ~40% female participation

FY25 aspiration

- Local employment
  - Hire 15 people from Sierra Gorda
  - Hiring of 5 people by contracting companies



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BHP

An inclusive and diverse operation

Enhancing diversity, capability and wellbeing for our employee workforce has enabled better safety and performance

Achieved gender balance[4] in FY24…

Female participation	Female leadership representation
>41%	**>43%**

…with progress across all areas of Spence

Concentrator production	Autonomy	Integrated Operations Centre
52%	**52%**	**51%**

People with disabilities **~2%**

Indigenous participation **~10%**


40%

* International Women's Day with Chile's Mining Minister

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BHP

A long-life operation

A more sustainable, fully integrated copper operation producing both cathode and concentrate

~2.4 Bt Mineral Resources[5]

0.44% Cu grade

880 Mt Ore Reserves
0.54% Cu grade

Open pit mine

100% autonomous truck fleet

33 autonomous trucks and 5 drills

Cathodes process for oxide ore, SXEW

Concentrator process for sulphide ore through flotation and thickening

Nominal capacity of 95 ktpd

Desalination plant

~90% of water sourced from desalinated water with capacity of 1,000 litres per second

100% of electricity supply comes from renewable energy sources

Supported by Copper Advanced Services (Remote operations centre) located in Santiago





2024 Chilean copper site tour
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BHP

An integrated supply chain Mine Dumps Waste Tailings Dam Desalination Plant (Caitan)—External Supergene Hypogene Oxides Sulphides Sulphide Ports Concentrate Crusher 2 Stock Pile Grinding & Flotation Filter Plant Copper Concentrate Concentrate transport Mejillones Bay Cathodes Crusher 1 Agglomeration Leaching Pads SX / EW Copper Cathodes Copper Cathodes transport Reclaim Copper Advanced Services 2024 Chilean copper site tour 20 November 2024 10 Process area likely to be impacted by growth

Spence performance has improved

We work with passion, discipline and respect to produce the sustainable copper that the planet needs

Production and costs initiatives examples

- **Spence Cathodes improves recovery** through leaching pad irrigation and ventilation – increasing recovery by 1.8 ppt (~US$18 m) in H2 FY24
- **Spence Mine extends tyre life to >4,000 hours** (+39%) reducing exposure, saving US$3.6 m p.a. (FY24)
- **Spence Concentrator delivers milling rate uplift program** stabilizing the process and adding 1.6kt copper (US$11.7 m) in FY23
- **Spence Cathodes standardises cleaning and inspections** to reduce conveyor belts process downtimes, +988 tonnes p.a. copper (US$7.9m)
- **Reduction in lime consumption rate by 25% at concentrators** through standardising procedures, saving ~US$4.3 m p.a.
- **Mine improves blast pattern designs** to optimise explosive power factor, saving US$2.4 m in FY23
- **35% reduction in waste entering landfill** through new vendor contract, saving ~US$1.2 m p.a.

Concentrator rate has increased
(kt per hour)


4,100
4,000
3,900
3,800
3,700
3,600
3,500
3,400
Jul 23
Aug 23
Sep 23
Oct 23
Nov 23
Dec 23
Jan 24
Feb 24
Mar 24
Apr 24
May 24
Jun 24

Total Copper Production (payable)
(kt)


350
300
250
200
150
100
50
0
FY21
FY22
FY23
FY24
Budget
Actuals
Linear (Actuals)

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BHP

Mine operations overview Spence operates a fleet of autonomous trucks to feed two crushers Mining equipment and fixed infrastructure • 33 autonomous Komatsu 980E (400t) trucks • 5 electric and 1 hydraulic shovels • 5 autonomous production drills • 1 primary crusher and conveyance system to feed concentrate operations • 1 primary crusher and conveyance system to feed the cathode operation The autonomous haulage trucks conversion was delivered successfully January February April May June January April 2023 2023 2023 2023 2023 2024 2024 Start of Start of Start of phase 19 New Entry of truck Entry into All 33 operation night shift (10 trucks and recruitment no. 12 to Ore trucks two shovels) process phase 19 (23 trucks) converted 2024 Chilean copper site tour 20 November 2024 12

Unlocking improved performance with automation Autonomous haulage trucks conversion ahead of plan, delivering safety and operational improvements Safety layers of the FrontRunner Autonomous System Ramp up has gone well and is delivering solid performance (Annualised autonomous truck production time, hours)    (Availability & utilisation, %) • Trucks are equipped with a system to reduce interactions with other equipment and objects in the mine 10,000 100 • Additional controls include perimetral closures of the autonomous zone 7,500 75 01 Autonomous interaction 5,000 50ïƒ Route definition 02 Interaction with other vehicles 03ïƒ Equipped Manual Vehicles 2,500 25 (EMV) Collision detection system (CDS) 04 0 0 23 23232323 23 24 24 24 24 24 24 Obstacle detection system 05 (ODS) Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Emergency stop Trucks 13 15 15 15 15 15 24 29 32 33 33 33 Production time Utilisation Availability 2024 Chilean copper site tour 20 November 2024 13

Cathode operations overview

Potential for emerging leaching technology to extend life, offset production decline and utilise installed latent capacity

- Cathodes process for oxide ore through stacking leaching and solvent extraction
  - Stacking leaching consists of one primary and two secondary crushers processing ~21 Mtpa
  - Solvent extraction consists of four lines and six stages
    - Oxide ores are crushed, processed via acid leaching
    - Leaching area of 3,880,000 m^2
- Full SaL, BHP designed technology, improves recoveries for mixed and secondary sulphide ore types through shortened leach cycle times
- Implement CPY technology (SaL2), extending cathode production from FY28 to FY31
- Electrowinning facilities consist of three circuits and have a nominal installed capacity to produce ~200 ktpa cathode creating opportunities to leverage leaching technologies to grow production
- Copper cathodes are transported by rail to Port of Antofagasta for shipping

Cathode production has declined with lower stacked grade



(Cathode production, kt)
(Stacked copper grade, Cu %)
250
200
150
100
50
0
2.0
1.6
1.2
0.8
0.4
0.0
FY07
FY08
FY09
FY10
FY11
FY12
FY13
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY22
FY23
FY24
Copper cathode
Average copper grade - stacked



2024 Chilean copper site tour
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BHP

Concentrator operations overview

Concentrate operations account for ~60% of total copper produced at Spence

Spence Growth Option (SGO)

- Started commissioning in FY21
- 1 SAG mill and 2 ball mills
- ~95 ktpd capacity
- Includes a molybdenum production plant

Spence concentrator upgrade works completed in FY24

- Addressed existing hydraulic restrictions
- Improved reagent addition for copper flotation circuit
- Copper filtration system flexibility by adding a filter press, thickener and associated infrastructure

Improvement initiatives and future projects to unlock higher production

- Reagents laboratory and pilot-scale tests to improve performance
- Improve pumps to enable automatic dosage of reagents
- Spence is evaluating two projects for concentrator growth
  - Focussed on both recovery and throughput

	FY24 (YoY improvement vs FY23)
Cu payable	↑ +25kt
Throughput	↑ +3Mt
Runtime	↑ +4ppt
Rate	↑ +400tph
Recovery	↑ +3ppt

2024 Chilean copper site tour
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BHP

Spence Tailings Storage Facility

Constructed as part of the SGO project, anomalies identified before FY22 results

Background	• Novel design of TSF with aim to reduce water losses • Storage capacity is 680 Mt for 20 years (~92 Mt utilised at June 2024) • Operations started on October 2020 - first wall lift in execution
Anomalies identified	• Minor settlement in the protection dyke and main dam • Liner damage at operational pond and other facilities
Implemented actions	• Reduced water levels of the operational pond • Significant geotechnical and hydrogeological characterisation • Additional monitoring instrumentation
Future development	• Execute key adaptation plans to reduce seepage and protect dam foundations • Second lift to enable increase in capacity • Transition to Non-Conventional Tailings



Northwest Dam
Northeast Dam
Main Dam
Operational Pond
Protection Dyke
West Dam
N
0
km
1

2024 Chilean copper site tour
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BHP

Cerro Colorado offers growth optionality

After 30 years of operation there is an opportunity to create value from the ~2.3 Bt @ 0.40% Cu Mineral Resource[5]





Current state

- Regulator approved temporary closure plan in 2023
- Current care and maintenance cost of US$20-25 m per annum
  - Covers preservation activities, site security and administrative costs
- Progressing studies, and carrying out activities to support the permitting process, for potential restart
  - Environmental baseline field work to prepare Environmental Impact Assessment
  - Community and regulator engagement

Future plans

- Restart operations at Cerro Colorado, maximising the use of the existing infrastructure using seawater and renewable power
- **Phase 1**
  - ~85-100 ktpa for ~20 years by processing existing supergene / transitional resources (~0.4 Bt @ 0.50% Cu) using Full SaL technology
  - High level estimated capital ~US$3 bn
- **Phase 2 (starting 5 years post phase 1)**
  - Potential for processing the hypogene resource available (~1.7 Bt @0.36% Cu grade) via leaching

2024 Chilean copper site tour
20 November 2024
17
BHP

A consistently profitable business Margins have been consistent with plans to improve potential returns over time EBITDA margins at Spence averaged ~49% over last 15 years6 Solid financial performance at Spence over last 15 years7 80% 60% 40% 20% $0.7 bn 11% 0% EBITDA average Average ROCE FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19 FY20 FY21 FY22 FY23 FY24 EBITDA Margin (%) Avrg. EBITDA Margin (%) Spence EBITDA generation through cycles: Pampa Norte is ~11% of BHP Copper EBITDA in FY24 1.2 4% 1.0 0.8 18% 0.6 Escondida 0.4 Pampa Norte 0.2 11% Copper SA 67% NOJV / Other 0.0 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19 FY20 FY21 FY22 FY23 FY24 EBITDA (US$bn) 2024 Chilean copper site tour 20 November 2024 18

Strong momentum set to continue

After record production in FY24 we expect continued reliable production near and medium term

FY24

Production (kt)	Cost (US$/lb)[8]
255	2.13

- Record production (+6% YoY) driven by improved concentrator throughput and increases in both run-time and feed grade
- Unit cost increase (+1% YoY) due to inflation-linked cost escalation and one-off labour related costs

FY25 guidance

Production (kt)	Cost (US$/lb)[8]
240 – 270	2.00 – 2.30

- Strong production momentum to continue into FY25

Medium term guidance

Production (ktpa)	Cost (US$/lb)[8]
~250	2.05 – 2.35

- Production is an average over the next 5 years



2024 Chilean copper site tour
20 November 2024
19
BHP

What you will be seeing today… A long-life operation with growth potential Autonomous Haulage Truck Workshop Tailings Storage Facility Concentrator 2024 Chilean copper site tour 20 November 2024 20

BHP

Footnotes 1. Slide 4: Growth options include Spence Growth Option (SGO) and extending the life of cathode production through SaL2 technology. 2. Slide 5: Pampa Norte results. 3. Slide 7: STEAM stands for: Science, Technology, Engineering, Arts and Math 4. Slide 8: We define gender balance as a minimum 40 per cent women and 40 per cent men in line with the definitions used by entities such as the International Labour Organization. 5. Slide 9, 17: For further information on Ore Reserves and Mineral Resources, refer to slides 24 and 25. 6. Slide 18: Source: BHP Results Announcements and Financial Statements submitted to local regulator (CMF) for Spence only. 7. Slide 18: ROCE is defined as EBIT divided by average capital employed. Figures sourced from the financial statements published on the Chilean Financial Regulator website. 8. Slide 19: Average realised exchange rates for FY24 of USD/CLP 907 (FY24 guidance rate USD/CLP 810); FY25 and medium term USD/CLP 842 (guidance). 2024 Chilean copper site tour 20 November 2024 22

Competent Person Statement: Copper Ore Reserves

Chile Copper Ore Reserves Competent Person Statement

The information in this slide relates to Copper Ore Reserves as at 30 June 2024. Ore Reserves are based on information compiled by Marcelo Cortes as Competent Person (compiler) for all declared Ore Reserves. The information in this presentation that relates to the FY2024 Ore Reserves reported by the Company in compliance with the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012' ('The JORC Code 2012 Edition') in the 2024 BHP Annual Report. Report is available to view on www.bhp.com.

M. Cortes is current Member of the Australasian Institute of Mining and Metallurgy (MAusIMM) and he is full-time employee of BHP. M. Cortes has sufficient experience that is relevant to the style of mineralisation and type of deposits under consideration and to the activity which he is undertaking to qualify as Competent Person as defined in the 2012 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code). M. Cortes owns shares in BHP and is entitled to participate in employee share holding plans. M. Cortes consents to the inclusion in the presentation of the matters based on their information in the form and context in which it appears.

Ore Reserves are reported in 100 per cent terms. Dry tonnages are reported and all tonnage and quality information has been rounded, hence small differences may be present in the totals. Ore Reserves classification is applied based on mineralisation type, geological understanding and other modifying factors.

Compiled Chile Copper Ore Reserves as at 30 June 2024

Deposit	Ore type	Proved Reserves		Probable Reserves		Total Reserves		BHP interest (%)
		Tonnes (Mt)	% Cu	Tonnes (Mt)	% Cu	Tonnes (Mt)	% Cu	
Chile copper operations								
Escondida	Full SaL	180	0.80	36	0.61	216	0.77	57.5
	Oxide	–	–	–	–	–	–	
	Sulphide	3,370	0.63	1,400	0.54	4,770	0.60	
	Sulphide Leach	1,260	0.38	239	0.37	1,500	0.38	
Spence	Oxide	12	0.63	0.6	0.53	13	0.63	100
	Supergene Sulphide	44	0.60	37	0.51	81	0.56	
	Transitional Sulphide	11	0.55	0.2	0.41	11	0.55	
	Hypogene Sulphide	390	0.57	385	0.50	775	0.54	

2024 Chilean copper site tour
20 November 2024
23
BHP

Competent Person Statement: Copper Mineral Resources Copper Mineral Resources Competent Person Statement The information in this slide relates to Copper Mineral Resources as at 30 June 2024. Mineral Resources are inclusive of Ore Reserves and is based on information compiled by Marcelo Cortes as Competent Person (compiler) for all declared Mineral Resources. The information in this presentation that relates to the FY2024 Mineral Resources reported by the Company in compliance with the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012’ (‘The JORC Code 2012 Edition’) in the 2024 BHP Annual Report. Report is available to view on www.bhp.com. M. Cortes is current Member of the Australasian Institute of Mining and Metallurgy (MAusIMM) and he is full-time employee of BHP. M. Cortes has sufficient experience that is relevant to the style of mineralisation and type of deposits under consideration and to the activity which he is undertaking to qualify as Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code). M. Cortes owns shares in BHP and is entitled to participate in employee shareholding plans. M. Cortes consents to the inclusion in the presentation of the matters based on their information in the form and context in which it appears. Mineral Resources as presented are reported in 100 per cent terms. Dry tonnages are reported, and all tonnage and quality information has been rounded, hence small differences may be present in the totals. Mineral Resources classification is applied based on mineralisation type, geological understanding and an assessment of reasonable prospects for eventual economic extraction. Compiled Copper Mineral Resources as at 30 June 2024 Measured Resources Indicated Resources Inferred Resources Total Resources Deposit Ore Type Contained Metal BHP Interest (%) Tonnes (Mt) % Cu Tonnes (Mt) % Cu Tonnes (Mt) % Cu Tonnes (Mt) % Cu (Cu kt) Oxide 90 0.57 14 0.54 2 0.51 106 0.56 594 57.5 Escondida Mixed 50 0.48 37 0.48 20 0.45 107 0.47 503 57.5 Sulphide 5,080 0.58 4,000 0.53 9,060 0.53 18,100 0.55 99,550 57.5 Oxide 68 0.61 113 0.62 5.7 0.58 187 0.62 1,159 100 Supergene Sulphide 48 0.58 97 0.58 22 0.64 167 0.59 985 100 Cerro Colorado Transitional Sulphide 72 0.45 104 0.41 29 0.42 205 0.43 882 100 Hypogene Sulphide – – – – 1,700 0.36 1,700 0.36 6,120 100 Oxide 14 0.63 1.6 0.59 – – 16 0.63 101 100 Supergene Sulphide 82 0.55 29 0.45 0.3 0.42 111 0.52 577 100 Spence Transitional Sulphide 16 0.58 0.2 0.47 – – 16 0.58 93 100 Hypogene Sulphide 736 0.46 696 0.43 786 0.39 2,220 0.43 9,546 100 Copper projects Tonnes (Mt) % Cu Tonnes (Mt) % Cu Tonnes (Mt) % Cu Tonnes (Mt) % Cu Cu (kt) BHP Interest Pampa Escondida Sulphide 294 0.53 1,150 0.55 5,400 0.44 6,840 0.46 31,464 57.5 Oxide 109 0.59 64 0.52 15 0.54 188 0.56 1,053 57.5 Pinta Verde Sulphide — 23 0.50 37 0.45 60 0.47 282 57.5 Chimborazo Sulphide — 135 0.50 80 0.60 215 0.54 1,161 57.5 Pantera OC Sulphide — 13 1.28 7.1 1.09 20 1.21 242 100 Succoth OC Sulphide — 61 0.57 57 0.52 120 0.54 648 100 Copper gold operations Tonnes (Mt) % Cu Tonnes (Mt) % Cu Tonnes (Mt) % Cu Tonnes (Mt) % Cu Cu (kt) BHP Interest Pedra Branca UG Sulphide 0.58 1.57 7.9 1.67 7.3 1.38 16 1.53 245 100 Carrapateena UG Sulphide 130 0.98 470 0.62 300 0.26 900 0.55 4,950 100 Prominent Hill UG Sulphide 42 1.15 50 0.86 66 0.85 158 0.93 1,469 100 SP Sulphide 0.3 1.04 1.6 0.11 – – 1.9 0.24 5 100 SP Low-grade – – 2.2 0.16 – – 2.2 0.16 4 100 Copper gold project Tonnes (Mt) % Cu Tonnes (Mt) % Cu Tonnes (Mt) % Cu Tonnes (Mt) % Cu Cu (kt) BHP Interest Fremantle Doctor UG Sulphide – – – – 100 0.51 100 0.51 510 100 Copper uranium gold operation Tonnes (Mt) % Cu Tonnes (Mt) % Cu Tonnes (Mt) % Cu Tonnes (Mt) % Cu Cu (kt) BHP Interest Olympic Dam OC Sulphide 3,570 0.61 3,310 0.57 2,840 0.58 9,720 0.59 57,348 100 UG Sulphide 820 1.55 640 1.48 190 1.44 1,650 1.51 24,915 100 Copper zinc operation Tonnes (Mt) % Cu Tonnes (Mt) % Cu Tonnes (Mt) % Cu Tonnes (Mt) % Cu Cu (kt) BHP Interest Antamina Sulphide Cu only 275 0.80 339 0.83 536 0.87 1,150 0.84 9,660 33.75 Sulphide Cu-Zn 70 0.86 188 1.00 215 1.06 473 1.01 4,777 33.75 UG Sulphide Cu only — — 268 1.28 268 1.28 3,430 33.75 UG Sulphide Cu-Zn — — 166 1.12 166 1.12 1,859 33.75 2024 Chilean copper site tour 20 November 2024 24

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: November 18, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary